CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount of Securities to be Registered(1)	Aggregate Market Price(2)	Amount of Registration Fee(2)

Global Medium-Term Notes, Series A	6,000,000	$203,340,000	$26,190.19

(1)   The amount of Securities to be registered relates to an additional $150,000,000 principal amount of iPath® S&P MLP ETN (the “ETNs”) due December 15, 2042 offered pursuant to this pricing supplement.

(2)          Calculated in accordance with Rule 457(c) of the Securities Act of 1933 based on $33.89 per ETN, which is the average of the high and low prices reported on NYSE Arca on July 25, 2014.

Pricing Supplement to the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013

$500,000,000
iPath® S&P MLP ETN*

This pricing supplement relates to the iPath® S&P MLP Exchange Traded Notes (the “ETNs”) that Barclays Bank PLC may issue from time to time.  The return of the ETNs is linked to the performance of the S&P MLP Index (the “Index”) in the manner described in this pricing supplement, and the ETNs do not guarantee any return of principal at maturity.  You may receive periodic interest payments under the circumstances described in this pricing supplement and a cash payment at maturity or upon early redemption based on the performance of the Index less an investor fee (and in the case of holder redemption, a redemption charge).

You may lose some or all of your principal if you invest in the ETNs.  Any payment on the ETNs at or prior to maturity is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party.  See “Risk Factors” beginning on page PS-12 of this pricing supplement for risks relating to an investment in the ETNs.

The principal terms of the ETNs are as follows:

Issuer: Barclays Bank PLC

Series: Global Medium-Term Notes, Series A

Principal Amount per ETN: $25.00

Inception and Issue Dates: The ETNs were first sold on January 3, 2013 (the “inception date”) and were first issued on January 8, 2013 (the “issue date”).

Maturity Date:  December 15, 2042.

Secondary Market:  We have listed the ETNs on the NYSE Arca stock exchange (“NYSE Arca”) under the ticker symbol “IMLP”.  To the extent that the ETNs are listed and an active secondary market in the ETNs exists, we expect that investors will purchase and sell the ETNs primarily in this secondary market.

CUSIP Number:  06742A750

ISIN:  US06742A7506

Underlying Index: The return on the ETNs is linked to the performance of the Index.  The Index is designed to provide exposure to leading partnerships that trade on major U.S. exchanges and are classified in the GICS® Energy Sector and GICS® Gas Utilities Industry according to the Global Industry Classification Standard® (“GICS”).  It includes both master limited partnerships (“MLPs”) and publicly traded limited liability companies which have a similar legal structure to MLPs and share the same tax benefits as MLPs (collectively, the “Index Constituents”).  The Index is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P Dow Jones Indices” or the “Index Sponsor”).  The level of the Index is reported on Bloomberg page “SPMLP <Index>”.

Coupon Payments:  For each ETN that you hold on the applicable coupon record date, you will receive an interest payment in cash per ETN on each coupon payment date in U.S. dollars equal to the coupon amount, if any, on the applicable coupon valuation date.

Coupon Amount:  The coupon amount on any coupon valuation date will equal the greater of (i) zero and (ii)(1) the accrued dividend on such coupon valuation date minus (2) the accrued investor fee on such coupon valuation date.  If on any coupon valuation date the accrued fees are greater than the accrued dividend, you will not receive a coupon payment on the applicable coupon payment date.  The value of any distributions in respect of any Index Constituents occurring after a coupon valuation date but before the immediately following coupon ex-date will not be reflected in the accrued dividend on such coupon valuation date and, therefore, will not be reflected in the coupon amount payable on the corresponding coupon payment date.

Payment at Maturity:  If you hold your ETNs to maturity, you will receive a cash payment per ETN at maturity in U.S. dollars equal to the closing indicative value on the final valuation date (which will reflect the applicable closing VWAP level calculated by reference to the arithmetic mean of the VWAP levels as of the close of trading on each of the five index business days from and including the final valuation date).

Closing Indicative Value:  The closing indicative value for each ETN on any given calendar day until the final valuation date or applicable valuation date (in the case of early redemption) will equal (1) the ETN current value on such calendar day plus (2) the accrued dividend on such calendar day minus (3) the accrued investor fee on such calendar day.  If the ETNs undergo a split or reverse split, the closing indicative value will be adjusted accordingly.

ETN Current Value:  The ETN current value on the initial valuation date will equal $25.00.  On any subsequent calendar day until maturity or early redemption, the ETN current value will equal (1) the closing VWAP level on that day (or on the immediately preceding index business day, if such calendar day is not an index business day) divided by (2) the VWAP factor.

Initial VWAP Level:  The initial VWAP level is 2,144.96, which is equal to the VWAP level at the closing of trading on the initial valuation date, as determined by the VWAP calculation agent.

Closing VWAP Level:  The closing VWAP level is equal to (i) the VWAP level as of the close of trading on any index business day, for purposes of holder redemption, or (ii) the arithmetic mean of the VWAP levels as of the close of trading on each index business day during the final measurement period or the issuer redemption measurement period, for purposes of the payment at maturity or upon issuer redemption, respectively, in each case as determined by the VWAP calculation agent.

VWAP Level:  On any index business day, as calculated by the VWAP calculation agent, (1) the sum of the products of (i) the VWAP of each Index Constituent as of such date and (ii) the published unit weighting of that Index Constituent as of such date, divided by (2) the index divisor as of such date.  The VWAP level is reported on Bloomberg page “SPMLPVW <Index>“.

*

10,000,000 ETNs, principal amount $25 each, were issued on January 8, 2013, an additional 4,000,000 ETNs, principal amount $25 each, were issued on March 22, 2013, and an additional 6,000,000 ETNs, principal amount $25 each are expected to be issued on July 29, 2014.

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VWAP:  With respect to each Index Constituent, on any index business day, the consolidated volume-weighted average price of one unit of such Index Constituent as determined by the VWAP calculation agent based on all trades in such Index Constituent reported in the consolidated tape system during the regular trading session.

Index Divisor:  The index divisor, as of any index business day, is the divisor used by the Index Sponsor to calculate the level of the index, as further described under “The Index—Index Calculations” in this pricing supplement.

VWAP Factor:  The VWAP factor is 85.7984, which is equal to (1) the initial VWAP level divided by (2) the principal amount per ETN.  If the ETNs undergo a split or reverse split, the VWAP factor will be adjusted accordingly.

Accrued Dividend:  The accrued dividend on the initial valuation date will equal zero.  The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount on such calendar day.  If the ETNs undergo a split or reverse split, the accrued dividend will be adjusted accordingly.

Dollar Dividend Value:  The dollar dividend value on any calendar day will equal (1) the index dividend on such calendar day divided by (2) the VWAP factor.

Index Dividend:  The index dividend on any calendar day represents the aggregate cash value of distributions that a hypothetical person holding Index Constituents in proportion to the weights of the Index Constituents would have been entitled to receive with respect to any Index Constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day.  The index dividend on any calendar day will equal (1) the sum of the products of (i) the cash value of distributions that a hypothetical holder of each Index Constituent on such calendar day would have been entitled to receive in respect of that Index Constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day and (ii) the published unit weighting of that Index Constituent as of such date, divided by (2) the index divisor as of such date.

Coupon Adjustment Dividend Amount:  On any calendar day that is not a coupon ex-date, the coupon adjustment dividend amount will equal zero.  On any calendar day that is a coupon ex-date, the coupon adjustment dividend amount will equal the accrued dividend on the coupon valuation date immediately preceding such coupon ex-date.

Accrued Investor Fee:  The accrued investor fee on the initial valuation date will equal zero.  The accrued investor fee on any subsequent calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day.  If the ETNs undergo a split or reverse split, the accrued investor fee will be adjusted accordingly.

Daily Fee Value:  The daily fee value on any calendar day is equal to the product of (1) the closing VWAP level on such calendar day divided by the VWAP factor and (2) 0.80% divided by 365.  Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.80% per year.

Coupon Adjustment Fee Amount:  On any calendar day that is not a coupon ex-date, the coupon adjustment fee amount will equal zero.  On any calendar day that is a coupon ex-date, the coupon adjustment fee amount will equal (i) the coupon adjustment dividend amount on such coupon ex-date, if the coupon amount in respect of such coupon-ex date is zero or (ii) the accrued investor fee on the coupon valuation date immediately preceding such coupon ex-date, if the coupon amount in respect of such coupon-ex date is greater than zero.

Because the accrued investor fee reduces the amount of your return at maturity or upon early redemption and the accrued investor fee and the redemption charge reduce the amount of your return upon holder redemption, the level of the Index, as measured by the VWAP level and taken together with any coupon payments, will need to increase significantly in order for you to receive an aggregate amount over the term of the ETNs equal to at least the principal amount of your investment.  If the increase in the level of the Index, as measured by the VWAP level and taken together with any coupon payments, is insufficient to offset the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge) or the level of the Index, as measured by the VWAP level and taken together with any coupon payments, decreases, you will receive less than the principal amount of your investment at maturity or upon early redemption.

Early Redemption

Holder Redemption: Subject to the notification requirements set forth under “Specific Terms of the ETNs—Early Redemption Procedures” in this pricing supplement, you may redeem your ETNs on any redemption date during the term of the ETNs.  If you redeem your ETNs, you will receive a cash payment per ETN equal to the closing indicative value on the applicable valuation date  minus the redemption charge. You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date.

Issuer Redemption: We may redeem the ETNs (in whole but not in part) at our sole discretion on any trading day on or after the inception date until and including maturity. To exercise our right to redeem, we must deliver notice to the holders of the ETNs not less than 20 calendar days prior to the redemption date specified by us in such notice. If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date (which will reflect the applicable closing VWAP level calculated by reference to the arithmetic mean of the VWAP levels as of the close of trading on each of the five index business days from and including such valuation date).

Redemption Date:  In the case of holder redemption, a redemption date is the third business day following any valuation date (other than the final valuation date). The final redemption date will be the third business day following the valuation date that is immediately prior to the final valuation date. In the case of issuer redemption, the redemption date for the ETNs is the fifth business day after the last day of the issuer redemption measurement period, which will in no event be prior to the 20th calendar day following the date on which we deliver such notice.

Redemption Charge: The redemption charge is a one-time charge imposed upon holder redemption and is equal to 0.125% times the closing indicative value on the applicable valuation date.  The redemption charge is intended to allow us to recoup the brokerage and other transaction costs that we will incur in connection with redeeming the ETNs. The proceeds we receive from the redemption charge may be more or less than such costs.

Valuation Date:  A valuation date means each index business day from January 3, 2013 to December 2, 2042, inclusive (subject to the occurrence of a market disruption event), or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.  We refer to January 3, 2013 as the “initial valuation date” and December 2, 2042 as the “final valuation date”.

Coupon Valuation Date:  A coupon valuation date means the 15th of February, May, August and November of each calendar year during the term of the ETNs or if such date is not an index business day, then the first index business day following such date (subject to the occurrence of a market disruption event).  The first coupon valuation date will be February 15, 2013.

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Coupon Ex-Date:  A coupon ex-date means the seventh index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon ex-date will be February 27, 2013.

Coupon Record Date:  A coupon record date means the ninth index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon record date will be March 1, 2013.

Coupon Payment Date:  A coupon payment date means the 15th index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon payment date will be March 11, 2013.

Business Day: A business day means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London, as applicable, generally are authorized or obligated by law, regulation, or executive order to close.

Trading Day: A trading day with respect to the ETNs is a day on which (1) it is a business day in New York City, (2) trading is generally conducted on the NYSE Arca, in each case as determined by the calculation agent in its sole discretion.

Index Business Day:  An index business day means any day on which the Index Sponsor publishes a level for the Index.

Final Measurement Period:  The final measurement period means the five index business days from and including the final valuation date (subject to the occurrence of a market disruption event).

Issuer Redemption Measurement Period:  The issuer redemption measurement period means the five index business days from and including the applicable valuation date specified in the issuer redemption notice (subject to the occurrence of a market disruption event).

Sale to Public: We sold a portion of the ETNs on the inception date at 100% of the stated principal amount through Barclays Capital Inc., our affiliate, as principal in the initial distribution.  The remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., as agent.  Sales of the ETNs by us after the inception date will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.  Barclays Capital Inc. will not receive an agent’s commission in connection with sales of the ETNs.  Please see “Supplemental Plan of Distribution” in this pricing supplement for more information.

We may use this pricing supplement in the initial sale of the ETNs.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any ETNs after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale or in a notice delivered at the same time as the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Although the ETNs are interest bearing debt obligations of Barclays Bank PLC, they are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.  In addition, the ETNs are not expected to be treated as indebtedness for U.S. federal income tax purposes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or determined that this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

Patent Pending

Pricing Supplement dated July 28, 2014

Issued in denominations of $25.00

PRICING SUPPLEMENT
PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-12
THE INDEX	PS-19
VALUATION OF THE ETNS	PS-26
SPECIFIC TERMS OF THE ETNS	PS-28
CLEARANCE AND SETTLEMENT	PS-34
USE OF PROCEEDS AND HEDGING	PS-34
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	PS-34
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-40
NOTICE OF REDEMPTION	A-1
CONFIRMATION OF REDEMPTION	B-1

PROSPECTUS SUPPLEMENT
SUMMARY	S-1
RISK FACTORS	S-6
DESCRIPTION OF MEDIUM-TERM NOTES	S-35
TERMS OF THE NOTES	S-40
INTEREST MECHANICS	S-46
CERTAIN FEATURES OF THE NOTES	S-49
DESCRIPTION OF UNIVERSAL WARRANTS	S-57
TERMS OF THE WARRANTS	S-61
CERTAIN FEATURES OF THE WARRANTS	S-65
REFERENCE ASSETS	S-71
CLEARANCE AND SETTLEMENT	S-109
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-114
PLAN OF DISTRIBUTION	S-116
USE OF PROCEEDS AND HEDGING	S-125
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	S-126
VALIDITY OF SECURITIES	S-142

PROSPECTUS
FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	2
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	3
DESCRIPTION OF DEBT SECURITIES	4
DESCRIPTION OF WARRANTS	18
GLOBAL SECURITIES	28
CLEARANCE AND SETTLEMENT	29
DESCRIPTION OF PREFERENCE SHARES	33
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	38
DESCRIPTION OF SHARE CAPITAL	43
TAX CONSIDERATIONS	45
EMPLOYEE RETIREMENT INCOME SECURITY ACT	62
PLAN OF DISTRIBUTION	64
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	67
WHERE YOU CAN FIND MORE INFORMATION	67
FURTHER INFORMATION	67
VALIDITY OF SECURITIES	67
EXPERTS	68
EXPENSES OF ISSUANCE AND DISTRIBUTION	69

PRICING SUPPLEMENT SUMMARY

The following is a summary of the terms of the iPath® S&P MLP Exchange Traded Notes (the “ETNs”) linked to the performance of the S&P MLP Index (the “Index”), as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the ETNs.  The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement.  References to the “prospectus” mean our accompanying prospectus, dated July 19, 2013 and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated July 19, 2013, which supplements the prospectus.

We may, without your consent, create and issue additional securities having the same terms and conditions as the ETNs. We may consolidate the additional securities to form a single class with the outstanding ETNs.

This section summarizes the following aspects of the ETNs:

•                       What are the ETNs and how do they work?

•                       How do you redeem your ETNs?

•                       What are some of the risks of the ETNs?

•                       Is this the right investment for you?

•                       What are the tax consequences?

What Are the ETNs and How Do They Work?

The ETNs are medium-term notes that are uncollateralized debt securities and are linked to the performance of the Index.

The return on the ETNs is linked to the performance of the Index, as measured by the VWAP level.  The Index is designed to provide exposure to leading partnerships that trade on major U.S. exchanges and are classified in the GICS® Energy Sector and GICS® Gas Utilities Industry according to the Global Industry Classification Standard® (“GICS”).  It includes both master limited partnerships (“MLPs”) and publicly traded limited liability companies which have a similar legal structure to MLPs and share the same tax benefits as MLPs.  The Index is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P Dow Jones Indices” or the “Index Sponsor”).  The level of the Index is reported on Bloomberg page “SPMLP <Index>“.

Inception, Issuance and Maturity

The ETNs were first sold on January 3, 2013, which we refer to as the inception date.  The ETNs were first issued on January 8, 2013, which we refer to as the issue date, and will be due on December 15, 2042.

Coupon Payments

If you or we have not previously redeemed your ETNs, for each ETN that you hold on the applicable coupon record date, you will receive an interest payment in cash per ETN on each coupon payment date in U.S. dollars equal to the coupon amount, if any, on the applicable coupon valuation date.

The “coupon amount” on any coupon valuation date will equal the greater of (i) zero and (ii)(1) the accrued dividend on such coupon valuation date minus (2) the accrued investor fee on such coupon valuation date.

If on any coupon valuation date the accrued fees are greater than the accrued dividend, you will not receive a coupon payment on the applicable coupon payment date.  The value of any distributions in respect of any Index Constituents occurring after a coupon valuation date but before the immediately following coupon ex-date will not be reflected in the accrued dividend on such coupon valuation date and, therefore, will not be reflected in the coupon amount payable on the corresponding coupon payment date.

Payment at Maturity or Upon Holder Redemption or Issuer Redemption

If you or we have not previously redeemed your ETNs, you will receive a cash payment in U.S. dollars at maturity per ETN equal to the closing indicative value on the final valuation date (which would reflect the applicable closing VWAP level calculated by reference to the arithmetic mean of the VWAP levels as of the close of trading on each of the five index business days from and including the final valuation date).  Prior to maturity, you may, subject to certain restrictions, redeem your ETNs on any redemption date during the term of the ETNs, provided that you present at least 50,000 ETNs for redemption, or your broker or other financial intermediary (such as a bank or other financial institution not required to register as a broker-dealer to engage in securities transactions) bundles your ETNs for redemption with those of other investors to reach this minimum.  If you choose to redeem your ETNs on a redemption date, you will receive a cash payment per ETN on such date equal to the closing indicative value on the applicable valuation date less the applicable redemption charge described below.

Prior to maturity, we may redeem the ETNs (in whole but not in part) at our sole discretion on any trading day on or after the inception date until and including maturity. If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of the ETNs not less than 20 calendar days prior to the redemption date specified by us in such notice. If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date (which will reflect the applicable closing VWAP level calculated by reference to the arithmetic mean of the VWAP levels as of the close of trading on each of the five index business days from and including such valuation date).

The “closing indicative value” for each ETN on any given calendar day until the final valuation date or applicable valuation date (in the case of early redemption) will equal (1) the ETN current value on such calendar day plus (2) the accrued dividend on such calendar day minus (3) the accrued investor fee on such calendar day.  If the ETNs undergo a split or reverse split, the closing indicative value will be adjusted accordingly.

If the ETNs undergo any splits or reverse splits, the closing indicative value will be adjusted accordingly.

The “ETN current value” for each ETN on any given calendar day will be calculated as follows:  The ETN current value on the initial valuation date will equal $25.00.  On any subsequent calendar day until maturity or early redemption, the ETN current value will equal (1) the closing VWAP level on that day (or on the immediately preceding index business day, if such calendar day is not an index business day) divided by (2) the VWAP factor.

The “initial VWAP level” is 2,144.96, which is equal to the VWAP level at the close of trading on the initial valuation date, as determined by the VWAP calculation agent.

The “closing VWAP level” is equal to (i) the VWAP level as of the close of trading on any index business day, for purposes of holder redemption, or (ii) the arithmetic mean of the VWAP levels as of the close of trading on each index business day during the final measurement period or the issuer redemption measurement period, for purposes of the payment at maturity or upon issuer redemption, respectively, in each case as determined by the VWAP calculation agent.

“VWAP level” means, on any index business day will be a level, as calculated by the VWAP calculation agent, (1) the sum of the products of (i) the VWAP of each Index Constituent as of such date and (ii) the published unit weighting of that Index Constituent as of such date, divided by (2) the index divisor as of such date.  The VWAP level is reported on Bloomberg page “SPMLPVW <Index>“.

“VWAP” means, with respect to each Index Constituent, on any index business day, the consolidated volume-weighted average price of one unit of such Index Constituent as determined by the VWAP calculation agent based on all trades in such Index Constituent reported in the consolidated tape system during the regular trading session.

The “index divisor”, as of any index business day, is the divisor used by the Index Sponsor to calculate the level of the index, as further described under “The Index—Index Calculations” in this pricing supplement.

The “VWAP factor” is 85.7984, which is equal to (1) the initial VWAP level divided by (2) the principal amount per ETN.  If the ETNs undergo a split or reverse split, the VWAP factor will be adjusted accordingly.

The “accrued dividend” for each ETN on any calendar day will be calculated as follows:  The accrued dividend on the initial valuation date will equal zero.  The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount on such calendar day.  If the ETNs undergo a split or reverse split, the accrued dividend will be adjusted accordingly.

The “dollar dividend value” on any calendar day will equal (1) the index dividend on such calendar day divided by (2) the VWAP factor.

The “index dividend” on any calendar day represents the aggregate cash value of distributions that a hypothetical person holding Index Constituents in proportion to the weights of the Index Constituents would have been entitled to receive with respect to any Index Constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day.  The index dividend on any calendar day will equal (1) the sum of the products of (i) the cash value of distributions that a hypothetical holder of each Index Constituent on such calendar day would have been entitled to receive in respect of that Index Constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day and (ii) the published unit weighting of that Index Constituent as of such date, divided by (2) the index divisor as of such date.

On any calendar day that is not a coupon ex-date, the “coupon adjustment dividend amount” will equal zero.  On any calendar day that is a coupon ex-date, the coupon adjustment dividend amount will equal the accrued dividend on the coupon valuation date immediately preceding such coupon ex-date.

The “accrued investor fee” for each ETN on any subsequent calendar day will be calculated as follows:  The accrued investor fee on the initial valuation date will equal zero.  The accrued dividend on any calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day.  If the ETNs undergo a split or reverse split, the accrued investor fee will be adjusted accordingly.

The “daily fee value” on any calendar day is equal to the product of (1) the closing VWAP level on such calendar day divided by the VWAP factor and (2) 0.80% divided by 365.  Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.80% per year.

On any calendar day that is not a coupon ex-date, the “coupon adjustment fee amount” will equal zero.  On any calendar day that is a coupon ex-date, the coupon adjustment fee amount will equal (i) the coupon adjustment dividend amount on such coupon ex-date, if the coupon amount in respect of such coupon-ex date is zero or (ii) the accrued investor fee on the coupon valuation date immediately preceding such coupon ex-date, if the coupon amount in respect of such coupon-ex date is greater than zero.

The “redemption charge” is a one-time charge imposed upon holder redemption and is equal to 0.125% times the closing indicative value on the applicable valuation date.  The redemption charge is intended to allow us to recoup the brokerage and other transaction costs that we will incur in connection with redeeming the ETNs. The proceeds we receive from the redemption charge may be more or less than such costs.

A “valuation date” means each index business day from January 3, 2013 to December 2, 2042, inclusive (subject to the occurrence of a market disruption event), or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.  We refer to January 3, 2013 as the “initial valuation date” and December 2, 2042 as the “final valuation date”.

An “index business day” means any day on which the Index Sponsor publishes a level for the Index.

A “coupon valuation date” means the 15th of February, May, August and November of each calendar year during the term of the ETNs or if such date is not an index business day, then the first index business day following such date (subject to the occurrence of a market disruption event).  The first coupon valuation date will be February 15, 2013.

A “coupon ex-date” means the seventh index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon ex-date will be February 27, 2013.

A “coupon record date” means the ninth index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon record date will be March 1, 2013.

A “coupon payment date” means the 15th index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon payment date will be March 11, 2013.

A “redemption date” is:

•                  In the case of holder redemption, the third business day following any valuation date (other than the final valuation date). The final redemption date will be the third business day following the valuation date that is immediately prior to the final valuation date.

•                  In the case of issuer redemption, the fifth business day after the last day of the issuer redemption measurement period, which will in no event be prior to the 20th calendar day following the date on which we deliver such notice.

The “final measurement period” means the five index business days from and including the final valuation date (subject to the occurrence of a market disruption event).

The “issuer redemption measurement period” means the five index business days from and including the applicable valuation date specified in the issuer redemption notice (subject to the occurrence of a market disruption event).

A “business day” means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London, as applicable, generally are authorized or obligated by law, regulation, or executive order to close.

A “trading day” is a day on which (1) it is a business day in New York City and (2) trading is generally conducted on the NYSE Arca stock exchange (“NYSE Arca”), in each case as determined by the calculation agent in its sole discretion.

For a further description of how your payment at maturity or redemption will be calculated, see “—Hypothetical Examples” and “Specific Terms of the ETNs” in this pricing supplement.

Because the accrued investor fee reduces the amount of your return at maturity or upon early redemption and the accrued investor fee and the redemption charge reduce the amount of your return upon holder redemption, the level of the Index, as measured by the VWAP level and taken together with any coupon payments, will need to increase significantly in order for you to receive an aggregate amount over the term of the ETNs equal to at least the principal amount of your investment.  If the increase in the level of the Index, as measured by the VWAP level and taken together with any coupon payments, is insufficient to offset the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge) or the level of the Index, as measured by the VWAP level and taken together with any coupon payments, decreases, you will receive less than the principal amount of your investment at maturity or upon early redemption.

How Do You Redeem Your ETNs?

To redeem your ETNs, you must instruct your broker or other person through whom you hold your ETNs to take the following steps:

•      deliver a notice of redemption, which is attached as Annex A, to us via email by no later than 4:00 p.m., New York City time, on the business day prior to the applicable valuation date.  If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption, which is attached as Annex B;

•      deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m., New York City time, on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•      instruct your Depository Trust Company (“DTC”) custodian to book a delivery vs. payment trade with respect to your ETNs on the valuation date at a price equal to the applicable daily closing indicative value, facing Barclays DTC 5101; and

•      cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable redemption date (the third business day following the valuation date).

Different brokerage firms may have different deadlines for accepting instructions from their customers.  Accordingly, you should consult the brokerage firm through which you own your interest in the ETNs in respect of such deadlines. If we do not receive your notice of redemption by 4:00 p.m., New York City time, or your confirmation of redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date.  Any redemption instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

What Are Some of the Risks of the ETNs?

An investment in the ETNs involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•      Uncertain Principal Repayment – If the increase in the level of the Index, as measured by the VWAP level and taken together with any coupon payments, is insufficient to offset the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge) or the level of the Index, as measured by the VWAP level and taken together with any coupon payments, decreases, you will receive less than the principal amount of your investment at maturity or upon early redemption.

•      Market and Volatility Risk – The return on the ETNs is linked to the performance of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as Index Constituents at any time.  The prices of the Index Constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways.

•      Limited or Lack of Portfolio Diversification – The Index Constituents are concentrated in the energy sector. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector.

•      No Guaranteed Coupon Payments – You are not guaranteed to receive coupon payments on the ETNs.  You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date.  The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the Index Constituents prior to the relevant coupon valuation date.

•      A Trading Market for the ETNs May Not Exist – We have listed the ETNs on NYSE Arca but a trading market for the ETNs may not exist at any time.  Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity to trade or sell your ETNs easily.  In addition, although certain affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions in the ETNs, they are not required to do so, and, if they decide to engage in such transactions, they may stop at any time.  We are not required to maintain any listing of the ETNs on any securities exchange.

•      Issuer Redemption – Subject to the procedures described in this pricing supplement, we have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after the inception date until and including maturity.

Is This the Right Investment for You?

The ETNs may be a suitable investment for you if:

•      You are willing to accept the risk of market fluctuations in general and fluctuations in the performance of the Index specifically, and the risk of fluctuations in the energy sector in general and in the prices of the Index Constituents in particular.

•      You believe the value of the Index, as measured by the VWAP level and taken together with any coupon payments, will increase by an amount sufficient to offset the negative effect of the accrued investor fee (and, in the case of holder redemption, the redemption charge) during the term of the ETNs.

•      You seek an investment with a return linked to the performance of the Index.

•      You seek current income but are willing to receive a lower amount of distributions than you would if you owned interests in the Index Constituents directly.

•      You do not seek a guaranteed return of principal.

•      You are willing to hold securities that are subject to the issuer redemption right on or after the inception date;

The ETNs may not be a suitable investment for you if:

•      You are not willing to be exposed to market fluctuations in general and fluctuations in the performance of the Index specifically, and the risk of fluctuations in the energy sector in general and in the prices of the Index Constituents in particular.

•      You believe the value of the Index, as measured by the VWAP level, will decrease or value of the Index, as measured by the VWAP level and taken together with any coupon payments, will not increase by an amount sufficient to offset accrued the investor fee (and, in the case of holder redemption, the redemption charge) during the term of the ETNs.

•      You do not seek an investment with a return linked to the performance of the Index.

•      You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•      You do not seek current income from your investment.

•      You seek a guaranteed return of principal.

•      You are not willing to hold securities that are subject to the issuer redemption right on or after the inception date.

What Are the Tax Consequences?

Absent a change in law or an administrative or judicial ruling to the contrary, pursuant to the terms of the ETNs, by purchasing the ETNs you agree to treat the ETNs for all U.S. federal income tax purposes as a pre-paid forward contract with respect to the Index. In addition, by purchasing the ETNs you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat the coupon amount (including amounts received upon the sale or maturity of the ETNs in respect of accrued but unpaid coupon amounts) as an amount that should be included in ordinary income for U.S. federal income tax purposes at the time such amounts accrue or are received, in accordance with your regular method of tax accounting for tax purposes.  You will be required to treat the coupon amounts in such a manner despite the fact that (i) the coupon amounts may exceed the amount of ordinary income that you would be required to recognize had you held the Index Constituents directly because a portion of the coupon amounts may be attributable to (a) distributions on the Index Constituents that exceed the income allocations on such constituents or (b) distributions on the Index Constituents that are attributable to allocations of long-term capital gain (which is currently subject to tax at preferential rates) and (ii) there may be other possible treatments of the coupon amounts that would be more advantageous to holders of ETNs.  If the ETNs are so treated (and subject to the discussion below regarding the application of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”)), you should generally recognize capital gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference between the amount you receive at such time (other than any amount attributable to the coupon amount, which will be treated as ordinary income) and your tax basis in the ETNs.

The U.S. federal income tax consequences of your investment in the ETNs are uncertain.  In the opinion of our counsel, Sullivan & Cromwell LLP, the ETNs should be treated as described above.

However, it is possible that the Internal Revenue Service may assert an alternative treatment.  Because of this uncertainty, we urge you to consult your own tax advisor as to the tax consequences of your investment in the ETNs.

The Internal Revenue Service may assert that the ETNs should be treated as a “constructive ownership transaction” which would be subject to the constructive ownership rules of Section 1260 of the Code. Under Section 1260, special tax rules apply to an investor that enters into a “constructive ownership transaction” with respect to an equity interest in a “pass-thru entity.”  For this purpose, a constructive ownership transaction includes entering into a forward contract with respect to a pass-thru entity, and a partnership is considered to be a pass-thru entity.  It is, however, not entirely clear how Section 1260 applies in the case of an index of pass-thru entities like the Index.  Although the matter is not free from doubt, it is likely that Section 1260 should also apply to an index of pass-thru entities, in which case Section 1260 would apply to the ETNs.  If your ETNs are subject to Section 1260, any long-term capital gain that you realize upon the sale, exchange or maturity of your ETNs would be recharacterized as ordinary income (and you would be subject to an interest charge on the deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased an actual interest in the Index Constituents (in an amount equal to the notional amount of the Index that is represented by your ETNs) on the date that you purchased your ETNs and sold your interest in the Index Constituents on the date of the sale or maturity of the ETNs (the “excess gain amount”).  If the ETNs are subject to these rules, the excess gain amount will be presumed to be equal to all of the gain that you recognized in respect of the ETNs (in which case all of such gain would be recharacterized as ordinary income that is subject to an interest charge) unless you provide clear and convincing evidence to the contrary.  You should review the discussion of Section 1260 under the heading “Material U.S. Federal Income Tax Considerations” below, and are urged consult your own tax advisor regarding the potential application of these rules.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the ETNs, including possible alternative treatments for the ETNs and a discussion of considerations for non-U.S.

investors, see “Material U.S. Federal Income Tax Considerations” in this pricing supplement.

Conflicts of Interest

Barclays Capital Inc. is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720, as administered by the Financial Industry Regulatory Authority (“FINRA”). Consequently, this offering is being conducted in compliance with the provisions of Rule 2720 (or any successor rule thereto).  For more information, please refer to “Plan of Distribution—Conflict of Interest” in the accompanying prospectus supplement.

Hypothetical Examples

The following two examples illustrate the hypothetical coupon amount payable on each quarterly coupon payment date over a hypothetical period of ten quarters.  These examples show accrued dividends and accrued investor fees as of each quarterly coupon valuation date, to illustrate the effect of quarterly accrual of dividend and investor fees.  The “quarterly coupon payments” reflect the coupon amount that will be paid for each quarter on the coupon payment date following the relevant coupon valuation date.  Each of the hypothetical coupon amounts set forth below is for illustrative purposes only and may not be the actual coupon amount payable to a purchaser of the ETNs on any coupon payment date.  The actual coupon amount payable on any coupon payment date will be determined by reference to the accrued dividend and the accrued investor fee calculated as of the corresponding coupon valuation date and may be substantially different from any amounts set forth below.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

The hypothetical examples in this section do not take into account the effects of applicable taxes.  The after-tax return you receive on your ETNs will depend on the U.S. tax treatment of your ETNs and on your particular circumstances.  Accordingly, the after-tax rate of return of your ETNs could be different than the after-tax return of a direct investment in the Index Constituents or the Index.

Example 1:

A	B	C	D	E	F	G	H
Quarter	Closing VWAP Level	Quarterly Index Dividend Yield	Quarterly Coupon Payments	Accrued Dividend	Accrued Investor Fee	ETN Current Value	Closing Indicative Note Value
0	1,000.00			$0.00	$0.00	$25.00	$25.00
1	1,015.00	1.00%	$0.20	$0.25	$0.05	$25.38	$25.58
2	1,030.23	1.00%	$0.20	$0.26	$0.05	$25.76	$25.96
3	1,045.68	1.00%	$0.21	$0.26	$0.05	$26.14	$26.35
4	1,061.36	1.00%	$0.21	$0.26	$0.05	$26.53	$26.74
5	1,077.28	1.00%	$0.21	$0.27	$0.05	$26.93	$27.15
6	1,093.44	1.00%	$0.22	$0.27	$0.05	$27.34	$27.55
7	1,109.84	1.00%	$0.22	$0.27	$0.06	$27.75	$27.97
8	1,126.49	1.00%	$0.22	$0.28	$0.06	$28.16	$28.39
9	1,143.39	1.00%	$0.23	$0.28	$0.06	$28.58	$28.81
10	1,160.54	1.00%	$0.23	$0.29	$0.06	$29.01	$29.24
Annualized VWAP Level Change			6.14%	Index Total Return			27.98%
Annualized Return on the ETNs			6.47%	Total Return on the ETNs			25.25%

Example 2:

A	B	C	D	E	F	G	H
Quarter	Closing VWAP Level	Quarterly Index Dividend Yield	Quarterly Coupon Payments	Accrued Dividend	Accrued Investor Fee	ETN Current Value	Closing Indicative Note Value
0	1,000.00			$0.00	$0.00	$25.00	$25.00
1	1,015.00	0.00%	$0.00	$0.00	$0.05	$25.38	$25.32
2	1,030.23	0.00%	$0.00	$0.00	$0.10	$25.76	$25.65
3	1,045.68	0.00%	$0.00	$0.00	$0.15	$26.14	$25.99
4	1,061.36	0.00%	$0.00	$0.00	$0.21	$26.53	$26.33
5	1,077.28	0.00%	$0.00	$0.00	$0.26	$26.93	$26.67
6	1,093.44	1.00%	$0.00	$0.27	$0.31	$27.34	$27.29
7	1,109.84	1.00%	$0.18	$0.27	$0.10	$27.75	$27.92
8	1,126.49	1.00%	$0.22	$0.28	$0.06	$28.16	$28.39
9	1,143.39	1.00%	$0.23	$0.28	$0.06	$28.58	$28.81
10	1,160.54	1.00%	$0.23	$0.29	$0.06	$29.01	$29.24
Annualized VWAP Level Change			6.14%	Index Total Return			21.87%
Annualized Return on the ETNs			6.47%	Total Return on the ETNs			19.51%

The following two examples illustrate how the ETNs would perform at maturity or upon early redemption in hypothetical circumstances.  We have included an example in which the VWAP level increases at a constant rate of 3.00% per year through maturity (Example 3), as well as an example in which the VWAP level decreases at a constant rate of 3.00% per year through maturity (Example 4).  For ease of analysis and presentation, the following examples assume that the term of the ETN is 30 years, no coupon amount was paid during the term of the ETNs and the accrued dividend for each applicable period is zero.  These examples highlight the impact of the accrued investor fee on the payment at maturity or upon early redemption under different circumstances.  Because the accrued investor fee takes into account the performance of the Index, as measured by the VWAP level, the absolute level of the accrued investor fee is dependent on the path taken by the VWAP level to arrive at its ending level.  The figures in these examples have been rounded for convenience.

Example 3:

A	B	C	D	E	F	G	H
Year	Closing VWAP Level	Yearly Index Dividend Yield	Yearly Coupon Payments	Accrued Dividend	Accrued Investor Fee	ETN Current Value	Closing Indicative Note Value
0	1,000.00					$25.00	$25.00
1	1,030.00	0.00%	$0.00	$0.00	$0.20	$25.75	$25.55
2	1,060.90	0.00%	$0.00	$0.00	$0.41	$26.52	$26.11
3	1,092.73	0.00%	$0.00	$0.00	$0.63	$27.32	$26.69
4	1,125.51	0.00%	$0.00	$0.00	$0.85	$28.14	$27.29
5	1,159.27	0.00%	$0.00	$0.00	$1.08	$28.98	$27.90
6	1,194.05	0.00%	$0.00	$0.00	$1.31	$29.85	$28.54
7	1,229.87	0.00%	$0.00	$0.00	$1.56	$30.75	$29.19
8	1,266.77	0.00%	$0.00	$0.00	$1.81	$31.67	$29.86
9	1,304.77	0.00%	$0.00	$0.00	$2.06	$32.62	$30.56
10	1,343.92	0.00%	$0.00	$0.00	$2.33	$33.60	$31.27
11	1,384.23	0.00%	$0.00	$0.00	$2.60	$34.61	$32.01
12	1,425.76	0.00%	$0.00	$0.00	$2.88	$35.64	$32.76
13	1,468.53	0.00%	$0.00	$0.00	$3.17	$36.71	$33.54
14	1,512.59	0.00%	$0.00	$0.00	$3.47	$37.81	$34.35
15	1,557.97	0.00%	$0.00	$0.00	$3.78	$38.95	$35.17
16	1,604.71	0.00%	$0.00	$0.00	$4.09	$40.12	$36.02
17	1,652.85	0.00%	$0.00	$0.00	$4.42	$41.32	$36.90
18	1,702.43	0.00%	$0.00	$0.00	$4.75	$42.56	$37.81
19	1,753.51	0.00%	$0.00	$0.00	$5.10	$43.84	$38.74
20	1,806.11	0.00%	$0.00	$0.00	$5.46	$45.15	$39.70
21	1,860.29	0.00%	$0.00	$0.00	$5.82	$46.51	$40.68
22	1,916.10	0.00%	$0.00	$0.00	$6.20	$47.90	$41.70
23	1,973.59	0.00%	$0.00	$0.00	$6.59	$49.34	$42.75
24	2,032.79	0.00%	$0.00	$0.00	$6.99	$50.82	$43.83
25	2,093.78	0.00%	$0.00	$0.00	$7.40	$52.34	$44.94
26	2,156.59	0.00%	$0.00	$0.00	$7.83	$53.91	$46.09
27	2,221.29	0.00%	$0.00	$0.00	$8.27	$55.53	$47.26
28	2,287.93	0.00%	$0.00	$0.00	$8.72	$57.20	$48.48
29	2,356.57	0.00%	$0.00	$0.00	$9.18	$58.91	$49.73
30	2,427.26	0.00%	$0.00	$0.00	$9.66	$60.68	$51.02
Annualized VWAP Level Change			3.00%	Index Total Return			142.73%
Annualized Return on the ETNs			2.41%	Total Return on the ETNs			104.08%

Example 4:

A	B	C	D	E	F	G	H
Year	Closing VWAP Level	Yearly Index Dividend Yield	Yearly Coupon Payments	Accrued Dividend	Accrued Investor Fee	ETN Current Value	Closing Indicative Note Value
0	1,000.00				$0.00	$25.00	$25.00
1	970.00	0.00%	$0.00	$0.00	$0.21	$24.25	$24.05
2	940.90	0.00%	$0.00	$0.00	$0.40	$23.52	$23.12
3	912.67	0.00%	$0.00	$0.00	$0.59	$22.82	$22.23
4	885.29	0.00%	$0.00	$0.00	$0.77	$22.13	$21.36
5	858.73	0.00%	$0.00	$0.00	$0.94	$21.47	$20.52
6	832.97	0.00%	$0.00	$0.00	$1.11	$20.82	$19.71
7	807.98	0.00%	$0.00	$0.00	$1.28	$20.20	$18.92
8	783.74	0.00%	$0.00	$0.00	$1.44	$19.59	$18.16
9	760.23	0.00%	$0.00	$0.00	$1.59	$19.01	$17.41
10	737.42	0.00%	$0.00	$0.00	$1.74	$18.44	$16.69
11	715.30	0.00%	$0.00	$0.00	$1.89	$17.88	$16.00
12	693.84	0.00%	$0.00	$0.00	$2.03	$17.35	$15.32
13	673.03	0.00%	$0.00	$0.00	$2.16	$16.83	$14.66
14	652.84	0.00%	$0.00	$0.00	$2.30	$16.32	$14.02
15	633.25	0.00%	$0.00	$0.00	$2.43	$15.83	$13.41
16	614.25	0.00%	$0.00	$0.00	$2.55	$15.36	$12.81
17	595.83	0.00%	$0.00	$0.00	$2.67	$14.90	$12.22
18	577.95	0.00%	$0.00	$0.00	$2.79	$14.45	$11.66
19	560.61	0.00%	$0.00	$0.00	$2.90	$14.02	$11.11
20	543.79	0.00%	$0.00	$0.00	$3.01	$13.59	$10.58
21	527.48	0.00%	$0.00	$0.00	$3.12	$13.19	$10.07
22	511.66	0.00%	$0.00	$0.00	$3.22	$12.79	$9.57
23	496.31	0.00%	$0.00	$0.00	$3.33	$12.41	$9.08
24	481.42	0.00%	$0.00	$0.00	$3.42	$12.04	$8.61
25	466.97	0.00%	$0.00	$0.00	$3.52	$11.67	$8.16
26	452.97	0.00%	$0.00	$0.00	$3.61	$11.32	$7.71
27	439.38	0.00%	$0.00	$0.00	$3.70	$10.98	$7.28
28	426.20	0.00%	$0.00	$0.00	$3.79	$10.65	$6.87
29	413.41	0.00%	$0.00	$0.00	$3.87	$10.34	$6.47
30	401.01	0.00%	$0.00	$0.00	$3.95	$10.03	$6.07
Annualized VWAP Level Change			-3.00%	Index Total Return			-59.90%
Annualized Return on the ETNs			-4.61%	Total Return on the ETNs			-75.71%

RISK FACTORS

The ETNs are unsecured promises of Barclays Bank PLC and are not secured debt.  The ETNs are riskier than ordinary unsecured debt securities.  The return on the ETNs is linked to the VWAP level, which is intended to track the performance of the Index.  Investing in the ETNs is not equivalent to investing directly in the Index or the Index Constituents.  See “The Index” as well as the Index-specific sections in this pricing supplement for more information.

This section describes the most significant risks relating to an investment in the ETNs.  We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the ETNs.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs

Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level.  Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index.  Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.  Because the VWAP level will not necessarily correlate with the closing levels or intraday indicative values of the Index, the payment at maturity or upon early redemption, will not be the same as investing in a debt security with a payment at maturity or upon early redemption linked to the performance of the Index as measured using closing levels or intraday indicative values.  In particular, the official Index closing level may vary significantly, on a continuous basis over the term of the ETNs, from the VWAP level.  Please see “The Index” below for information relating to the historical performance of the Index.  However, historical performance is not necessarily indicative of future performance.

You Are Not Guaranteed a Coupon Payment

You will not receive a coupon payment on a coupon payment date if the accrued investor fee exceeds the accrued dividend on any coupon valuation date.  As the accrued dividend is calculated by reference to the aggregate cash value of distributions that a hypothetical person holding Index Constituents in proportion to the weights of the Index Constituents would have been entitled to receive in respect of the Index Constituents (adjusted by the VWAP factor), the effect of the value of such distributions will therefore need to be sufficient to offset the negative effect of the accrued investor fee in order for you to receive a coupon payment on any coupon valuation date.  In addition, the value of any distributions in respect of any Index Constituents occurring after a coupon valuation date but before the immediately following coupon ex-date will not be reflected in the accrued dividend on such coupon valuation date and, therefore, will not be reflected in the coupon amount payable on the corresponding coupon payment date.

Owning the ETNs is Not the Same As Owning Interests in the Index Constituents or a Security Directly Linked to the Performance of the Index

The return on your ETNs will not reflect the return you would have realized if you had actually owned interests in the Index Constituents or a security directly linked to the performance of the Index measured using any method other than average VWAP levels, and held such investment for a similar period.  Any return on your ETNs includes the negative effect of the accrued investor fee.  Furthermore, if the level of the Index or the VWAP level increases during the term of the ETNs, the market value of the ETNs may not increase by the same amount or may even decline.

You Have No Partnership or Other Interests In Any of the Index Constituents or Rights to Receive Any Equity Securities

Investing in the ETNs will not make you a holder of any interest in the Index Constituents.  Neither you nor any other holder or owner of the ETNs will have any voting rights, any right to receive distributions or any other rights with respect to the Index Constituents.  The payment at maturity or upon early redemption and the coupon payments, if any, will be paid in U.S. dollars, and you will have no right to receive delivery of any interests in the Index Constituents.

Changes That Affect the Composition and Calculation of the Index Will Affect the Market Value of the ETNs and Any Amounts Payable on the ETNs

The Index Sponsor is responsible for calculating and publishing the Index.  The Index Sponsor can add, delete or substitute the Index Constituents or make other methodological changes that could change the VWAP level.  You should realize that the changing of Index Constituents may affect the Index, as a newly added Index Constituent may perform significantly better or worse than the Index Constituent it replaces.  Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of the Index.  Any of these actions could adversely affect the value of the ETNs. The Index Sponsor has no obligation to consider your interests as a holder of the ETNs in calculating or revising the Index. See “The Index” as well as the Index-specific sections in this pricing supplement for more information.

The amounts payable on the ETNs and their market value could be affected if the Index Sponsor, in its sole discretion, discontinues or suspends calculation of the Index, in which case it may become difficult to determine the market value of the ETNs.  If events such as these occur, or if the initial VWAP level or the final VWAP level are not available because of a market disruption event or for any other reason, the VWAP calculation agent—which will initially be the NYSE Euronext (“NYSE”)—may be entitled to make a good faith estimate in its sole discretion of the final VWAP level that would have prevailed in the absence of the market disruption event.  If the VWAP calculation agent determines that the publication of the Index is discontinued and that there is no successor index on the date when the final VWAP level is required to be determined, the VWAP calculation agent will instead make a good faith estimate in its sole discretion of the final VWAP level by reference to a group of master limited partnerships in the GICS Energy Sector and Gas Utilities Industry in the same general manner previously used by the Index Sponsor and that the VWAP calculation agent determines will as closely as reasonably possible replicate the Index.

The Index Constituents Are Concentrated in the Energy Industry

The Index Constituents are companies in the Energy Sector or Gas Utilities Sector, as determined by the GICS classification system.  In addition, many of the Index Constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. In addition the Index Constituents in the energy industry are significantly affected by a number of factors including:

1.   worldwide and domestic supplies of, and demand for, crude oil, natural gas, natural gas liquids, hydrocarbon products and refined products;

2.   changes in tax or other laws affecting master limited partnerships and similar structures generally;

3.   regulatory changes affecting pipeline fees and other regulatory fees in the energy sector;

4.   changes in the relative prices of competing energy products;

5.   the impact of environmental laws and regulations and technological changes affecting the cost of producing and processing, and the demand for, energy products;

6.   decreased supply of hydrocarbon products available to be processed due to fewer discoveries of new hydrocarbon reserves, short- or long-term supply disruptions or otherwise;

7.   risks of regulatory actions and/or litigation, including as a result of leaks, explosions or other accidents relating to energy products;

8.   uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere; and

9.   general economic and geopolitical conditions in the United States and worldwide.

These or other factors or the absence of such factors could cause a downturn in the energy sector or gas utility industry generally or regionally and could cause the value of some or all of the Index Constituents to decline during the term of the ETNs.

Energy MLP Market Risks May Affect the Trading Value of the ETNs and the Amount You Will Receive At Maturity

We expect that the level of the Index will fluctuate in accordance with changes in the financial condition of the Index Constituents and certain other factors. The financial condition of the Index Constituents may become impaired or the general condition of the energy MLP market may deteriorate, either of which may cause a decrease in the level of the Index and thus in the value of the ETNs.  The ETNs are susceptible to general market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the Index Constituents change.

Investor perceptions of the Index Constituents are based on various and unpredictable factors, including expectations regarding government, economic, monetary, tax and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. The level of the Index is expected to fluctuate until the maturity date.

The Index Sponsor May, In Its Sole Discretion, Discontinue the Public Disclosure of the Intraday Level of the Index and the End-Of-Day Official Closing Level of the Index.

The ETNs are listed on NYSE Arca.  The Index Sponsor is not under any obligation to continue to calculate the intraday level of the Index and end-of-day official closing level of the Index or required to calculate similar values for any successor index.  If the Index Sponsor discontinues such public disclosure, we may not be able to provide the intraday indicative values related to the Index required to maintain any listing of the ETNs on the NYSE Arca.  If the ETNs are not approved for listing, or if they are approved and later become delisted, the liquidity of the market for the ETNs may be materially and adversely affected and you may sustain significant losses if you sell your ETNs in the secondary market.  We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange.

Barclays Bank PLC and Its Affiliates Have No Affiliation with the Index Sponsor and Are Not Responsible for the Public Disclosure of Information Regarding the Index, Which May Change Over Time

We and our affiliates are not affiliated with the Index Sponsor in any way and have no ability to control or predict its actions, including any errors in, or discontinuation of disclosure regarding the Index Sponsor’s methods or policies relating to the calculation of the Index in its capacity as the sponsor of the Index.  The Index Sponsor is not under any obligation to continue to calculate the

Index or required to calculate any successor index.  If the Index Sponsor discontinues or suspends the calculation of the Index, it may become difficult to determine the value of the ETNs or the amount payable at maturity.  The calculation agent may designate a successor index selected in its sole discretion.  If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion.  See “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the accompanying prospectus supplement.

All disclosure in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, is derived from publicly available information.  We have not independently verified this information.  You, as an investor in the ETNs, should make your own investigation into the Index and the Index Sponsor.  The Index Sponsor has no obligation to consider your interests as a holder of the ETNs.

Historical Values of the Index Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the ETNs

It is impossible to predict whether the Index, or the VWAP level calculated with reference to the performance of the Index Constituents, will rise or fall.  The actual performance of the Index and the VWAP level over the term of the ETNs, as well as the amount payable at maturity or upon early redemption may bear little relation to the historical value of the Index.

The Market Value of the ETNs May Be Influenced by Many Unpredictable Factors

The market value of the ETNs may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell the ETNs in the secondary market.  We expect that generally the value of the Index Constituents included in the Index and the Index will affect the market value of the ETNs more than any other factors.  Several other factors, many of which are beyond our control, will influence the market value of the ETNs. Factors that may influence the market value of the ETNs include:

10.      prevailing market prices and forward volatility levels of forward volatility levels of the stock markets on which the Index Constituents are listed or traded, the Index Constituents, and prevailing market prices of options on the Index or any other financial instruments related to the Index;

11. supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker;

12. the time remaining to the maturity of the ETNs;

13. interest rates;

14. economic, financial, political, regulatory, geographical or judicial events that affect the market price or forward volatility of the stock markets on which the Index Constituents are listed or traded, the Index Constituents, and the Index;

15. the perceived creditworthiness of Barclays Bank PLC;

16. supply and demand in the listed and over-the-counter equity derivative markets; or

17. supply and demand as well as hedging activities in the equity-linked structured product markets.

These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

We May Redeem the ETNs at Any Time on or after the Inception Date

We have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after the inception date until and including maturity. If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of the ETNs not less than 20 calendar days prior to the redemption date specified by us in such notice. In this scenario, the ETNs will be redeemed on the date specified by us in the issuer redemption notice, but in no event prior to the 20th calendar day following the date on which we deliver such notice.

If we exercise our right to redeem the ETNs, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the redemption date in a comparable investment.  Our right to redeem the ETNs may also adversely impact your ability to sell your ETNs, and/or the price at which you may be able to sell your ETNs, following delivery of the issuer redemption notice.

If a Market Disruption Event Has Occurred or Exists on a Valuation Date, the Calculation Agent Can Postpone the Determination of the Closing Indicative Value or the Maturity Date or a Redemption Date

The determination of the value of the ETNs on a valuation date, including the final valuation date, may be postponed if the calculation agent determines that a market disruption has occurred or is continuing on such valuation date.  In no event, however, will a valuation date for the ETNs be postponed by more than five business days.  As a result, the maturity date or a redemption date (in the case of either holder redemption or issuer redemption) could also be postponed, although not by more than five business days.  If a valuation date is postponed until the fifth business day following the scheduled valuation date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the valuation date and the calculation agent will make a good faith estimate in its sole discretion of the value of the Index for such day.  See “The Index—Discontinuance or Modification of the Index” in this pricing supplement.  Additionally, if there are unscheduled market closures, the Index Sponsor may decide not to publish the level of the Index or determine the level of the Index based upon the procedures described below under “The Index—Unscheduled Market Closures” in this pricing supplement.

There Are Restrictions on the Minimum Number of ETNs You May Redeem and on the Dates on Which You May Redeem Them

You must redeem at least 50,000 ETNs at one time and pay a redemption charge in order to exercise your right to redeem your ETNs on a redemption date.  You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by no later than 4:00 p.m., New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on the business day prior to the applicable valuation date.  If we do not receive your notice of redemption by 4:00 p.m., New York City time, or your confirmation of redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date.  Your notice of redemption and confirmation of redemption will not be effective until we confirm receipt.  See “Specific Terms of the ETNs—Early Redemption

Procedures” in this pricing supplement for more information.

Changes in Our Credit Ratings May Affect the Market Value of Your ETNs

Our credit ratings are an assessment of our ability to pay our obligations, including those on the ETNs. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your ETNs.  However, because the return on your ETNs is dependent upon certain factors in addition to our ability to pay our obligations on your ETNs, an improvement in our credit ratings will not reduce the other investment risks related to your ETNs.

There May Not Be an Active Trading Market in the ETNs; Sales in the Secondary Market May Result in Significant Losses

We have listed the ETNs on NYSE Arca, but a trading market for the ETNs may not exist at any time.  Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily.  In addition, although certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, they are not required to do so, and if they decide to engage in such transactions, they may stop at any time.  We are not required to maintain any listing of the ETNs on any securities exchange.

The Liquidity of the Market for the ETNs May Vary Materially Over Time

As stated on the cover of this pricing supplement, we sold a portion of the ETNs on the inception date, and the remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., our affiliate, as agent.  Also, the number of ETNs outstanding or held by persons other than our affiliates could be reduced at any time due to early redemptions of the ETNs.  Accordingly, the liquidity of the market for the ETNs could vary materially over the term of the ETNs.  While you may elect to redeem your ETNs prior to maturity, early redemption is subject to the conditions and procedures described elsewhere in this pricing supplement, including the conditions that you must pay a redemption charge and redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date.

Trading and Other Transactions by Barclays Bank PLC or Its Affiliates in the Index Constituents or Instruments Linked to the Index or the Index Constituents May Impair the Market Value of the ETNs

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more of our affiliates may hedge our obligations under the ETNs by purchasing or selling the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents, and we may adjust these hedges by, among other things, purchasing or selling any of the foregoing.  Although they are not expected to, any of these hedging activities may adversely affect the market price of those items or the level or VWAP level of the Index and, therefore, the market value of the ETNs.  It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the ETNs declines.

We or one or more of our affiliates may also engage in trading in the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for hedging or reducing risk of loss to us or an affiliate, for other accounts under management or to facilitate transactions for customers.  Any of these activities could adversely affect the level or VWAP level of the Index and, therefore, the market value of the ETNs.  We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing.  By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the ETNs.  With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

Our Business Activities May Create Conflicts of Interest

We and our affiliates expect to play a variety of roles in connection with the issuance of the ETNs.

As noted above, we and our affiliates expect to engage in trading activities related to the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents that are not for the account of holders of the ETNs or on their behalf.  These trading activities may present a conflict between the holders’ interest in the ETNs and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in hedging or loss reduction transactions, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management.  These trading activities, if they influence the level or VWAP level of the Index, could be adverse to the interests of the holders of the ETNs.

Moreover, we and our affiliates may have published and in the future may publish research reports with respect to the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents, or on stocks and commodities generally.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the ETNs.  The research should not be viewed as a recommendation or endorsement of the ETNs in any way and investors must make their own independent investigation of the merits of this investment.

Any of these activities by us or our affiliates may affect the market price of the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents and, therefore, the market value of the ETNs.  With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent.  The calculation agent will, among other things, decide the amount of the return paid out to you on the ETNs at maturity or upon early redemption.  For a more detailed description of the calculation agent’s role see

“Specific Terms of the ETNs—Role of Calculation Agent” in this pricing supplement.

If the Index Sponsor were to discontinue or suspend calculation or publication of the Index, it may become difficult to determine the market value of the ETNs.  If events such as these occur, or if the value of the Index is not available or cannot be calculated because of a market disruption event, or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the value of the Index.  The circumstances in which the calculation agent will be required to make such a determination are described more fully under “Specific Terms of the ETNs—Role of Calculation Agent” in this pricing supplement.

The calculation agent will exercise its judgment when performing its functions.  For example, the calculation agent may have to determine whether a market disruption event affecting the Index has occurred or is continuing on a valuation date, including the final valuation date.  This determination may, in turn, depend on the calculation agent’s judgments as to whether the event has materially interfered with our ability to unwind our or our affiliates’ hedge positions.  Since these determinations by the calculation agent may affect the market value of the ETNs, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Tax Consequences May Be Less Favorable Than a Direct Investment in the Index Constituents and Are Uncertain

Absent a change in law or an administrative or judicial ruling to the contrary, pursuant to the terms of the ETNs, by purchasing the ETNs you agree to treat the ETNs for all U.S. federal income tax purposes as a pre-paid forward contract with respect to the Index.  This agreed treatment may have timing and character consequences that result in you owing more U.S. federal income tax than you would have owed if you had instead made a direct investment in the Index Constituents.  In particular, the terms of the ETNs will require you to treat the coupon amount as ordinary income, notwithstanding the fact that an actual holder of the Index Constituents may be allocated an amount of income that is less than the distributions it receives, and all or a portion of such allocations may be treated as long-term capital gain.  This could have the effect of requiring you to pay more U.S. federal income tax (and requiring you to pay such tax at an earlier time) than a holder of a similar investment in the Index Constituents.

In addition, the U.S. federal income tax treatment of the ETNs is uncertain and the Internal Revenue Service could assert that the ETNs should be taxed in a manner that is different than described in this pricing supplement.  As discussed further below, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the ETNs and whether all or part of the gain you may recognize upon sale, early redemption or maturity of an instrument such as the ETNs should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the ETNs (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could require you to accrue income over the term of an instrument such as the ETNs (potentially in excess of the coupon amount) even though you will not receive any payments other than the coupon amount with respect to the ETNs until early redemption or maturity.  The outcome of this process is uncertain.  Similarly, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as the ETNs after the bill was enacted to accrue interest income on a current basis.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ETNs.

The Internal Revenue Service may assert that the ETNs should be treated as a “constructive ownership transaction” which would be subject to Section 1260 of the Code.  Under Section 1260, special tax rules apply to an investor that enters into a “constructive ownership transaction” with respect to an equity interest in a “pass-thru entity.”  For this purpose, a constructive ownership transaction includes entering into a forward contract with respect to a pass-thru entity, and a partnership is considered to be a pass-thru entity.  It is, however, not entirely clear how Section 1260 of the Code applies in the case of an index of pass-thru entities like the Index.  Although the matter is not free from doubt, it is likely that Section 1260 should also apply to an index of pass-thru entities, in which case Section 1260 would apply to the ETNs.  If your ETNs are subject to these rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your ETNs would be recharacterized as ordinary income (and you would be subject to an interest charge on the deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased an actual interest in the Index Constituents (in an amount equal to the notional amount of the Index that is represented by the ETNs) on the date that you purchased your ETNs and sold your interest in the Index Constituents on the date of the sale or maturity of your ETNs (the “excess gain amount”).  If your ETNs are subject to Section 1260, the excess gain amount will be presumed to be equal to all of the gain that you recognize in respect of the ETNs (in which case all of such gain would be recharacterized as ordinary income that is subject to an interest charge) unless you provide clear and convincing evidence to the contrary. You should review the discussion of Section 1260 under the heading “Material U.S. Federal Income Tax Consequences” and are urged consult your own tax advisor regarding the potential application of these rules.

Moreover, it is possible that the Internal Revenue Service could seek to tax your ETNs by reference to your deemed ownership of the Index Constituents.  In such a case, you could be required to recognize amounts of income, gain or loss as if you had actually owned interests in the Index Constituents.  Under this alternative treatment, you could also be required to currently recognize gain or loss, at least some of which could be short-term capital gain or loss, each time the Index rebalances.  Further, if the ETNs are characterized in accordance with this alternative treatment under state or local (or, to the extent the Index Constituents have operations outside the United States, foreign) law, you could be required to file state, local and foreign tax returns on account of your deemed ownership interest in the Index Constituents and pay tax accordingly.

For a discussion of the U.S. federal income tax treatment applicable to your ETNs as well as other potential alternative characterizations for your ETNs, please see the discussion under

“Material U.S. Federal Income Tax Considerations” below.  You should consult your tax advisor as to the possible alternative treatments in respect of the ETNs.

Non-U.S. Holders of the ETNs May Be Subject to Adverse U.S. Federal Income Tax Consequences

The U.S. federal income tax treatment of the ETNs is uncertain, and some potential characterizations of the ETNs under U.S. federal income tax law could result in adverse consequences for non-U.S. holders.  Given the uncertainty regarding how ETNs owned by non-U.S. holders should be characterized for U.S. federal income tax purposes, we intend to treat any coupons paid to a non-U.S. holder as subject to a 30% withholding tax (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States, in which case, in order to avoid withholding, a non-U.S. holder of the ETNs will be required to provide a properly executed IRS Form W-8ECI).  If you are a non-U.S. holder, therefore, you should consult your tax advisor about whether you may be entitled to a refund of this withholding tax.

Certain other circumstances and alternative treatments of the ETNs could result in other adverse U.S. federal income tax consequences for non-U.S. investors (including the potential need to file U.S. tax returns).  For a further discussion of the U.S. federal considerations that may be relevant to non-U.S. investors in the ETNs, please see the non-U.S. holder discussion under “Material U.S. Federal Income Tax Considerations” below.  Prospective non-U.S. holders should consult their tax advisors prior to investing in the ETNs.

THE INDEX

We have derived all information contained in this pricing supplement regarding the S&P MLP Index (the “Index”), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources, without independent verification.  Such information reflects the policies of and is subject to change by S&P Dow Jones Indices LLC (the “Index Sponsor”).  The Index is calculated, maintained and published the Index Sponsor.  The Index Sponsor does not have any obligation to continue to publish, and may discontinue the publication of, the Index.

The Index is designed to provide exposure to leading master limited partnerships (“MLPs”) and limited liability companies (“LLCs”) that trade on major U.S. exchanges.  MLPs are limited liability partnerships that are publicly traded on a securities exchange.  Publicly traded LLCs have a similar legal structure to MLPs and share the same tax characteristics.  As the vast majority of traded partnerships have operations in the oil and gas industries, the Index follows the Global Industry Classification Standard® (“GICS”) and focuses on companies in the GICS Energy Sector and GICS Gas Utilities Industry.  GICS provides a consistent set of global sector and industry definitions that enable market participants to identify and analyze companies from a common global perspective by breaking down the market into four levels of granularity: 10 sectors, 24 industry groups, 68 industries, and 154 sub-industries.  Companies are classified primarily based on revenues, though earnings and market perception are also considered in classification analysis.

The Bloomberg ticker of the Index is SPMLP.  The Index began publishing on September 6, 2007.  In addition, S&P Dow Jones Indices has calculated over 6 years of hypothetical historical index data based upon the application of the Index methodology described herein.  Relevant data points, such as dividend yield, are also published daily. MLPs are added or removed by the Index Sponsor based on the methodology described below.

Index Eligibility

To qualify for membership in the Index, a stock must satisfy the following criteria:

1.   Be a publicly traded partnership with either a master limited partnership or a limited liability company structure.

2.   Be listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Select Market or the NASDAQ Capital Market;

3.   Belong to the GICS Energy Sector (GICS Code 10) or Gas Utilities Industry (GICS Code 551020).

Timing of Changes

Index constituent membership is reviewed once a year at the October Rebalancing.  The reference date for such additions and deletions is after the closing of the last trading date of September.  Index Constituent changes and weight adjustments occur after the closing of the third Friday of October.

Index Inclusion Criteria

At each annual rebalancing, a company in the qualifying universe is added to the Index if it meets the following requirements:

•     Float-adjusted market capitalization of at least US $300 million as of the rebalancing reference date.

•     Average daily value traded above US $2 million for the three months prior to the rebalancing reference date.

No additions are made to the Index between rebalancing.

Index Exclusion Criteria

Index constituents may be deleted from the Index for the following reasons:

•     During the October rebalancing, if the company no longer has a float-adjusted market capitalization of at least US$ 250 million as of the rebalancing reference date.

•     During the October rebalancing, if the company no longer has an average daily value traded of at least US$ 1.5 million for the three months prior to the rebalancing reference date.

•     Between rebalancing, if the company is subject to certain corporate events such as mergers, acquisitions, bankruptcies, takeovers or delistings.

In cases of mergers involving two Index Constituents, the merged company deemed to be the acquirer in the transaction remains in the Index, provided it meets all eligibility requirements.  If the acquisition payment type is stock-based, the acquirer’s index shares increase proportionately to the terms of the transaction.  If the acquisition payment type is not stock-based, the acquirer’s index shares remain at pre-merger levels.

Index Construction

The Index methodology employs a modified market capitalization-weighting scheme, using the divisor methodology used in most S&P Dow Jones equity indices.  At each annual rebalancing, no stock can have a weight of more than 15% in the index and all stocks with a weight greater than 4.5%, based on float-adjusted market capitalization, are not allowed, as a group, to exceed 45% of the Index.  In order to uphold these parameters, the Index uses a modified market capitalization weighting scheme.  Modifications are made to market capitalization weights, if required, to reflect available float, while applying single stock and concentration limit capping to the Index Constituents.

There are basically two steps in the creation of the Index. The first is the selection of the companies; the second is the weighting of the Index Constituents as follows.

Constituent Selection

1.    All eligible publicly traded MLPs and LLCs within the previously referenced GICS categories with listings on the NYSE (including NYSE Arca and NYSE Amex), the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Select Market or the NASDAQ Capital Market are identified.

2.    For each stock, the average three-month daily value traded (“liquidity”) and float- adjusted market capitalization (“market cap”), as of the reference date, are measured.

3.    All non-current Index Constituents with a market cap of less than US$ 300 million (the “Market Cap Threshold”) and/or liquidity of less than US$ 2 million (the “Liquidity Threshold”) are removed.  All current Index Constituents with a market cap of less than US$ 250 million (the “Market Cap Threshold”) and/or liquidity of less than US$ 1.5 million (the “Liquidity Threshold”) are removed.  The remaining stocks become Index Constituents.

Index Constituent Weightings

At each rebalancing, the weight for each Index Constituent is set in the following manner:

1.    With data reflected on the rebalancing reference date (the third Friday in October), each Index Constituent is weighted by float-adjusted market capitalization.

2.    If any Index Constituent has a weight greater than 15%, that Index Constituent has its weight capped at 15%.

3.    All excess weight is proportionally redistributed to all uncapped stocks within the Index.

4.    After this redistribution, if the weight of any other Index Constituent(s), then, breaches 15%, the process is repeated iteratively until no Index Constituents breach the 15% weight cap.

5.    The weights of all Index Constituents within the Index which have a weight greater than 4.5% are added together.  If the total weight of these Index Constituents is less than 45% then the capping is completed.

6.    If the total weight is greater than 45%, then the Index Constituents in question are ranked in descending order based on weight, summed cumulatively, and the first Index Constituent that brings the total weight of the group above 45% is, then, capped.  This Index Constituent is capped to a weight equal to the larger of (1) 4.5% or (2) the difference between 45% and the total weight of all the Index Constituents larger than the Index Constituent in question.

7.    All Index Constituents with weights greater than 4.5%, but with lower weights than the Index Constituent capped in step 6, are capped to a weight of 4.5%.

8.    All excess weight is proportionally redistributed to all Index Constituents within the Index with a weight less than 4.5%.

9.    After this redistribution, if the weight of any Index Constituent(s) that was originally less than 4.5% then breaches 4.5%, the process is repeated iteratively until no Index Constituents breach the 4.5% weight cap.

See “Index Rebalancings” below for more information on how the Index is rebalanced.

The table below shows the Index Constituents with the ten highest weightings as of December 31, 2013:

Index Constituent	Weight
Enterprise Products Partners LP	13.69%
Kinder Morgan Energy Partners LP	8.21%
Plains All American Pipeline LP	6.55%
Energy Transfer Equity LP	6.12%
Energy Transfer Partners LP	5.67%
Magellan Midstream Partners LP	5.09%
MarkWest Energy Partners LP	3.19%
Kinder Morgan Management LLC	2.91%
Buckeye Partners LP	2.70%
Linn Energy LLC	2.59%

Source: S&P Dow Jones Indices LLC

Index Calculations

The Index is calculated by means of the divisor methodology used in all S&P Dow Jones equity indices.  For more information on the Index calculation methodology, please refer to the

Modified Market Capitalization-Weighted Indices section of S&P Dow Jones Indices’ Index Mathematics Methodology.  The Index value is the index market value divided by the index divisor:

In order to maintain basket series continuity, it is also necessary to adjust the divisor at the rebalancing.

Therefore,

Index Rebalancings

The Index undergoes a major rebalancing once a year in October, coinciding with the annual review of the qualifying universe.  The rebalancing effective date is after the close of the third Friday in October.  The reference date is after the close of the last trading date in September.

Index Constituents’ shares are weighted and assigned Index shares using the closing prices as of the second Friday of October as the reference price.  Since Index shares will be assigned based on prices one week prior to rebalancing, the actual weight of each Index Constituent at the rebalancing will differ from the target weights due to market movements.

Base Date

The base value of the Index was set to 1000 on July 20, 2001. Data history begins on July 20, 2001. Daily returns are available starting from that date.

Index Adjustments

The following adjustments are made to the index to reflect certain corporate actions taken by Index Constituents:

Corporate Action	Adjustment Made to Index	Divisor Adjustment
Spin-Off

In general, both the parent company and spin-off companies will remain in the index until the next index rebalancing, regardless of whether they conform to the theme of the index. When there is no market-determined price available for

No

Corporate Action	Adjustment Made to Index	Divisor Adjustment

the spin, the spin is added to the index at zero price at the close of the day before the ex-date. (For exceptions to this rule please refer to the S&P Indices Corporate Actions Policies & Practices Methodology)

Rights Offering

The price is adjusted to the Price of Parent Company minus (the Price of the Rights Offering/Rights Ratio). Index Shares change so that the company’s weight remains the same as its weight before the rights offering.

No
Stock Dividend, Stock Split, Reverse Stock Split	Index Shares are multiplied by and the price is divided by the split factor.	No
Share Issuance or Share Repurchase	None. Actual shares outstanding of the company play no role in the daily index calculation.	No
Special Dividends	The price of the stock making the special dividend payment is reduced by the per-share special dividend amount after the close of trading on the day before the ex-date.	Yes
Delisting, acquisition or any other corporate action resulting in the deletion of the stock from the underlying index.

The stock is dropped from the index. If the acquirer is an index constituent and the acquisition is stock-based, the index shares of the acquirer increase proportionately to the terms of the transaction. The weight lost by the deletion and any applicable index share changes causes the weights of all other index constituents to change proportionately.

Yes

For more information on Corporate Actions, please refer to the S&P Dow Jones Indices’ Corporate Actions Policies & Practices Methodology located at the Resources Center on the S&P Dow Jones Indices’ web site.

Announcements

Index rebalancing announcements are made at 5:15 PM Eastern Time three to ten business days before the effective date on the S&P Dow Jones Indices web site at  www.spindices.com.

No separate announcements are made for routine corporate actions whose index implications are discussed in this document. If required, special or unusual events may warrant a posting on the aforementioned website.

Holiday Schedule

The Index is calculated daily, throughout the calendar year. The index is not calculated on days when U.S. exchanges are officially closed.

A complete holiday schedule for the year is available on the S&P Dow Jones Indices web site at www.spindices.com.

Unscheduled Market Closures

In situations where an exchange is forced to close early due to unforeseen events, such computer or electric power failures, weather conditions or other events, the Index Sponsor will calculate the closing level of the Index based on (1) the closing prices of the Index Constituents published by the relevant exchanges, or (2) if no closing price is available, the last regular trade reported for each Index Constituent before the relevant exchange closed.  If an exchange fails to open due to unforeseen circumstances, the Index will use the prior day’s closing prices.  If all exchanges fail to open, the Index Sponsor may determine not to publish the Index for that day.

Index Governance

The Americas Thematic and Strategy Index Committee (the “Index Committee”) maintains the Index.  At each meeting, the Index Committee reviews pending corporate actions that may affect Index Constituents, statistics comparing the composition of the Index to the market, companies that are being considered as candidates for addition to the Index, and any significant market events.  In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts, or other matters.

The Index Sponsor considers information about changes to its indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

Discontinuance or Modification of the Index

If the Index Sponsor discontinues publication of or otherwise fails to publish the Index, or the Index Sponsor does not make the Index Constituents, their unit weighting and/or the index divisor available to the VWAP calculation agent, and the Index Sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued Index and for which the Index Constituents, their unit weighting, and/or the index divisor are available to the VWAP calculation agent (such index being referred to herein as a “successor index”), then the VWAP level for such successor index will be determined by the VWAP calculation agent by reference to the sum of the products of the VWAPs of the constituents underlying such successor index and each such constituent’s respective weighting within the successor index (which sum will be adjusted by any index divisor used by such successor index) on the dates and at the times as of which the VWAP levels for such successor index are to be determined.

If the Index Sponsor discontinues publication of the Index or does not make the Index Constituents, their unit weightings and/or index divisor available to the VWAP calculation agent prior to, and such discontinuation or unavailability is continuing on any index business day during the final measurement period or issuer redemption measurement period, or on a valuation date, as applicable, or any other relevant date on which the VWAP level is to be determined and the calculation agent determines that no successor index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on any index business day during the final measurement period or issuer redemption measurement period, or on any valuation date, as applicable, or any other relevant date on which the VWAP level is to be determined, then the VWAP calculation agent will determine the relevant VWAP levels using the VWAP and published unit weighting of each Index Constituent included in the Index or successor index, as applicable, immediately prior to such discontinuation or unavailability, as adjusted for certain corporate actions as described under “The Index—Index Rebalancings.”

Notwithstanding these alternative arrangements, discontinuation of the publication of the Index or successor index, as applicable, may adversely affect the value of the ETNs.

If at any time the method of calculating the Index or a successor index, or the value thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the VWAP level of the Index or such successor index does not, in the opinion of the VWAP calculation agent, fairly represent the VWAP level of the Index or such successor index had such changes or modifications not been made, then the VWAP calculation agent will make such calculations and adjustments as, in the good faith judgment of the VWAP calculation agent, may be necessary in order to arrive at a VWAP level of an index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the VWAP calculation agent will calculate the VWAP levels for the Index or such successor index with reference to the Index or such successor index, as adjusted.  Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the Index), which, in turn, causes the VWAP level of the Index or such successor index to be a fraction of what it would have been if there had been no such modification, then the VWAP calculation agent will make such calculations and adjustments in order to arrive at a VWAP level for the Index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

All determinations and adjustments to be made by the calculation agent may be made in the calculation agent’s sole discretion.  See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Historical Closing Values of the Index

Since its inception, the Index has experienced fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the ETNs. The historical performance of the Index shown below should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will increase sufficiently to cause holders of the relevant ETNs to receive a payment at maturity or upon early redemption equal to or in excess of the principal amount of such ETNs (after taking into account the effect of the accrued investor fee and any coupon amounts paid).

The Index was launched on September 6, 2007 and the base date for the Index is July 20, 2001.  All data relating to the period prior to the launch date of the Index is an historical estimate by the Index Sponsor using available data as to how the Index may have performed in the pre-launch date period had the Index Sponsor begun calculating the Index on the base date of the Index using the methodology it currently uses.  Such data does not represent actual performance and should not be interpreted as an indication of actual performance.  Accordingly, the following table and graph illustrate:

(i)    on a hypothetical basis, how the Index would have performed from July 20, 2001 to and excluding September 6, 2007 based on the selection criteria and methodology described above; and

(ii)    on an actual basis, how the Index has performed from and including September 6, 2007 onwards.

The table below is based on the price return of the Index, not VWAP levels.

Date	Index Level
July 20, 2001	1,000.00

December 31, 2001	1,032.98
December 31, 2002	923.70
December 31, 2003	1,245.20
December 31, 2004	1,330.08
December 30, 2005	1,301.97
December 29, 2006	1,539.30
December 31, 2007	1,595.02
December 31, 2008	924.98
December 31, 2009	1,514.29
December 31, 2010	1,920.41
December 30, 2011	2,072.07
December 31, 2012	2,050.70
December 31, 2013	2,517.83

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Hypothetical and Illustrative Performance of the Index

The following graph shows the hypothetical performance of the Index during the period from July 20, 2001 to and excluding September 6, 2007 and the actual performance of the Index from and including September 6, 2007 to and including December 31, 2013.

Historical performance of the Index is not an indication of future performance.  Future performance of the Index may differ significantly from historical performance, either positively or negatively.

Source: S&P Dow Jones Indices LLC; based on publicly available Bloomberg data.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

License Agreement

All disclosures contained in this prospectus supplement regarding the Index, including its make-up, method of calculation and changes in its constituents, are derived from publicly available information prepared by the Index Sponsor. None of us, our affiliates or the trustee assumes any responsibility for the accuracy or completeness of such information.

Disclaimer

The S&P MLP Index (the “Index”) is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Barclays Bank PLC.  S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes.

The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices’ only relationship to Barclays Bank PLC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Barclays Bank PLC or the ETNs.  S&P Dow Jones Indices has no obligation to take the needs of Barclays Bank PLC or the owners of the ETNs into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the payments on the ETNs are to be made.  S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the ETNs. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  SPDJI is not an investment advisor.  Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the ETNs currently being issued by Barclays Bank PLC, but which may be similar to and competitive with the ETNs.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.  It is possible that this trading activity will affect the value of the Index and the ETNs.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION (INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS)) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE ETNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND BARCLAYS BANK PLC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

VALUATION OF THE INDEX AND THE ETNS

The VWAP level, which is used to calculate the payment on the ETNs at maturity or upon early redemption, is calculated by the VWAP calculation agent, which initially is NYSE. The calculation of the VWAP level is different from the calculation of the closing level of the Index. Please see “Risk Factors— The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs” for more information.

Intraday Indicative Value

An intraday “indicative value” meant to approximate the intrinsic economic value of the ETNs will be calculated by NYSE and published by Bloomberg L.P. or a successor via the facilities of the Consolidated Tape Association under the ticker symbol “IMLP.IV”.

In connection with your ETNs, we use the term “indicative value” to refer to the value at a given time determined based on the following equation:

Indicative Value  =  intraday ETN current value  + the accrued dividend on the immediately preceding calendar day – the accrued investor fee on the immediately preceding calendar day where:

intraday ETN current value  =  The most recent published intraday index level, as calculated by the index sponsor, divided by the VWAP factor.

NYSE and Bloomberg L.P. are not affiliated with Barclays Bank PLC and do not approve, endorse, review or recommend Barclays Bank PLC or the ETNs.

The indicative value will be derived from sources deemed reliable, but NYSE or Bloomberg L.P. and their respective suppliers do not guarantee the correctness or completeness of the indicative value or other information furnished in connection with the ETNs. Neither NYSE nor Bloomberg L.P. makes any warranty, express or implied, as to results to be obtained by Barclays Bank PLC, Barclays Bank PLC’s customers, holders of the ETNs, or any other person or entity from the use of the indicative value or any data included therein. Neither NYSE nor Bloomberg L.P. makes any express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the indicative value or any data included therein.

Each of NYSE and Bloomberg L.P., and their respective employees, subcontractors, agents, suppliers and vendors shall have no liability or responsibility, contingent or otherwise, for any injury or damages, whether caused by the negligence of NYSE or Bloomberg L.P., their respective employees, subcontractors, agents, suppliers or vendors or otherwise, arising in connection with the indicative value or the ETNs, and shall not be liable for any lost profits, losses, punitive, incidental or consequential damages. Neither NYSE nor Bloomberg L.P. shall be responsible for or have any liability for any injuries or damages caused by errors, inaccuracies, omissions or any other failure in, or delays or interruptions of, the indicative value, from whatever cause. Neither NYSE nor Bloomberg L.P. is responsible for the selection of or use of the Index or the ETNs, the accuracy and adequacy of the Index or information used by Barclays Bank PLC and the resultant output thereof.

The indicative value calculation will be provided for reference purposes only.  It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of your ETNs, nor will it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads.  Published Index levels from the Index Sponsor may occasionally be subject to delay or postponement.  Any such delays or postponements will affect the current Index level and therefore the indicative value of your ETNs.  The actual trading price of the ETNs may be different from their indicative value.

As discussed in “Specific Terms of the ETNs—Payment Upon Holder Redemption and Issuer Redemption”, you may, subject to certain restrictions, choose to redeem your ETNs on any redemption date during the term of the ETNs.  If you redeem your ETNs on a particular redemption date, you will receive a cash payment per ETN equal to the closing indicative value on the applicable valuation date minus the redemption charge.  You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date.  The daily redemption feature is intended to induce arbitrageurs to counteract any trading of the ETNs of any series at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Split or Reverse Split of the ETNs

On any business day we may elect to initiate a split of your ETNs or a reverse split of your ETNs. Such date shall be deemed to be the “announcement date”, and we will issue a notice to holders of the relevant ETNs and press release announcing the split or reverse split, specifying the effective date of the split or reverse split and the split or reverse split ratio.

If the ETNs undergo a split, we will adjust the terms of the ETNs accordingly.  For example, if the split ratio is 4 and hence the ETNs undergo a 4:1 split, every investor who holds an ETN via DTC on the relevant record date will, after the split, hold four ETNs, and adjustments will be made as described below.  The record date for the split will be the 9th business day after the announcement date.  The closing indicative value, the VWAP factor, the accrued dividend, and the accrued investor fee on such record date will be divided by 4 to reflect the 4:1 split of your ETNs.  If the record date of the split falls in between a coupon valuation date and the corresponding coupon ex-date, the accrued dividend and the accrued investor fee on coupon valuation date would be divided by four when calculating coupon adjustment dividend amount and coupon adjustment fee amount on that coupon ex-date.  Any adjustment of closing indicative value, VWAP factor, accrued dividend, and accrued investor fee will be rounded to 8 decimal places.  The split will become effective at the opening of trading of the ETNs on the business day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of ETNs (commonly referred to as “partials”) in a commercially reasonable manner determined by us in our sole discretion.  For example, if the reverse split ratio is 4 and the ETNs undergo a 1:4 reverse split, every investor who holds 4 ETNs via DTC on the relevant record date will, after the reverse split, hold only one ETN and adjustments will be made as described below.  The record date for the reverse split will be on the 9th business day after the announcement date.  The closing indicative value, the VWAP factor, the accrued dividend, and the accrued investor fee on such record date will be multiplied by four to reflect the 1:4 reverse split of your ETNs.  If the record date of the reverse split falls in between a coupon valuation date and the corresponding coupon ex-date, the accrued dividend and the accrued investor fee on coupon valuation date would be multiplied by four when calculating coupon adjustment dividend amount and coupon adjustment fee amount on that coupon ex-date.  Any adjustment of closing indicative value, VWAP factor, accrued dividend, and accrued investor fee will be rounded to 8 decimal places.  The reverse split will become effective at the opening of trading of the ETNs on the business day immediately following the record date.

Holders who own a number of ETNs on the record date which is not evenly divisible by the split ratio will receive the same treatment as all other holders for the maximum number of ETNs they hold which is evenly divisible by the split ratio, and we will have the right to compensate holders for their remaining or “partial” ETNs in a commercially reasonable manner determined by us in our sole discretion.  Our current intention is to provide holders with a cash payment for their partials on the 17th business day following the announcement date in an amount equal to the appropriate percentage of the closing indicative value of the reverse split- adjusted ETNs on the 14th business day following the announcement date.  For example, of the reverse split ratio is 1:4, a holder who held 23 ETNs via DTC on the record date would receive 5 post reverse split ETNs on the immediately following business day, and a cash payment on the 17th business day following the announcement date that is equal to 3/4ths of the closing indicative value of the reverse split-adjusted ETNs on the 14th business day following the announcement date.

In the event of a reverse split, the redemption amount will be adjusted accordingly by the Issuer, in its sole discretion and in a commercially reasonable manner, to take into account the reverse split.

SPECIFIC TERMS OF THE ETNS

In this section, references to “holders” mean those who own the ETNs registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the ETNs registered in street name or in the ETNs issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the ETNs should read the section entitled “Description of Debt Securities—

Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The ETNs are part of a series of debt securities entitled “Global Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York Mellon, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the ETNs. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” and “Terms of the Notes” in the accompanying prospectus supplement, and terms that apply generally to all index-linked notes are described in “Reference Assets—Indices” in the accompanying prospectus supplement.  The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus, prospectus supplement and any related free writing prospectuses and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the ETNs.  If you have purchased the ETNs in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the ETNs in more detail below.

Inception, Issuance and Maturity

The ETNs were first sold on January 3, 2013, which we refer to as the inception date.  The ETNs were first issued on January 8, 2013, which we refer to as the issue date, and will be due on December 15, 2042.

Coupon

If you or we have not previously redeemed your ETNs, for each ETN that you hold on the applicable coupon record date, you will receive an interest payment in cash per ETN on each coupon payment date in U.S. dollars equal to the coupon amount, if any, on the applicable coupon valuation date.

The “coupon amount” on any coupon valuation date will equal the greater of (i) zero and (ii)(1) the accrued dividend on such coupon valuation date minus (2) the accrued investor fee on such coupon valuation date.

If on any coupon valuation date the accrued fees are greater than the accrued dividend, you will not receive a coupon payment on the applicable coupon payment date.  The value of any distributions in respect of any Index Constituents occurring after a coupon valuation date but before the immediately following coupon ex-date will not be reflected in the accrued dividend on such coupon valuation date and, therefore, will not be reflected in the coupon amount payable on the corresponding coupon payment date.

Denomination

We will offer the ETNs in denominations of $25.00.  We reserve the right to initiate a split or reverse split of the ETNs in our sole discretion.

Payment at Maturity

If you hold your ETNs to maturity, you will receive a cash payment per ETN at maturity in U.S. dollars equal to the closing indicative value on the applicable final valuation date.

The “closing indicative value” for each ETN on any given calendar day until the final valuation date or applicable valuation date (in the case of early redemption) will equal (1) the ETN current value on such calendar day plus (2) the accrued dividend on such calendar day minus (3) the accrued investor fee on such calendar day.  If the ETNs undergo a split or reverse split, the closing indicative value will be adjusted accordingly.

If the ETNs undergo any splits or reverse splits, the closing indicative value will be adjusted accordingly.

The “ETN current value” for each ETN on any given calendar day will be calculated as follows:  The ETN current value on the initial valuation date will equal $25.00.  On any subsequent calendar day until maturity or early redemption, the ETN current value will equal (1) the closing VWAP level on that day (or on the immediately preceding index business day, if such calendar day is not an index business day) divided by (2) the VWAP factor.

The “initial VWAP level” is 2,144.96, which is equal to the VWAP level at the close of trading on the initial valuation date, as determined by the VWAP calculation agent.

The “closing VWAP level” is equal to (i) the VWAP level as of the close of trading on any index business day, for purposes of holder redemption, or (ii) the arithmetic mean of the VWAP levels as of the close of trading on each index business day during the final measurement period or the issuer redemption measurement period, for purposes of the payment at maturity or upon issuer redemption, respectively, in each case as determined by the VWAP calculation agent.

“VWAP level” means, on any index business day, as calculated by the VWAP calculation agent, (1) the sum of the products of (i) the VWAP of each Index Constituent as of such date and (ii) the published unit weighting of that Index Constituent as of such date, divided by (2) the index divisor as of such date.  The VWAP level is reported on Bloomberg page “SPMLPVW <Index>“.

“VWAP” means, with respect to each Index Constituent, on any index business day, the consolidated volume-weighted average price of one unit of such Index Constituent as determined by the VWAP calculation agent based on all trades in such Index Constituent reported in the consolidated tape system during the regular trading session.

The “index divisor”, as of any index business day, is the divisor used by the Index Sponsor to calculate the level of the index, as further described under “The Index—Index Calculations” in this pricing supplement.

The “VWAP factor” is 85.7984, which is equal to (1) the initial VWAP level divided by (2) the principal amount per ETN.  If the ETNs undergo a split or reverse split, the VWAP factor will be adjusted accordingly.

The “accrued dividend” for each ETN on any calendar day will be calculated as follows:  The accrued dividend on the initial valuation date will equal zero.  The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount on such calendar day.  If the ETNs undergo a split or reverse split, the accrued dividend will be adjusted accordingly.

The “dollar dividend value” on any calendar day will equal (1) the index dividend on such calendar day divided by (2) the VWAP factor.

The “index dividend” on any calendar day represents the aggregate cash value of distributions that a hypothetical person holding Index Constituents in proportion to the weights of the Index Constituents would have been entitled to receive with respect to any Index Constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day.  The index dividend on any calendar day will equal (1) the sum of the products of (i) the cash value of distributions that a hypothetical holder of each Index Constituent on such calendar day would have been entitled to receive in respect of that Index Constituent for those cash distributions whose “ex-dividend date” occurs on such calendar day and (ii) the published unit weighting of that Index Constituent as of such date, divided by (2) the index divisor as of such date.

On any calendar day that is not a coupon ex-date, the “coupon adjustment dividend amount” will equal zero.  On any calendar day that is a coupon ex-date, the coupon adjustment dividend amount will equal the accrued dividend on the coupon valuation date immediately preceding such coupon ex-date.

The “accrued investor fee” for each ETN on any calendar day will be calculated as follows:  The accrued investor fee on the initial valuation date will equal zero.  The accrued dividend on any calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day.  If the ETNs undergo a split or reverse split, the accrued investor fee will be adjusted accordingly.

The “daily fee value” on any calendar day is equal to the product of (1) the closing VWAP level on such calendar day divided by the VWAP factor and (2) 0.80% divided by 365.  Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.80% per year.

On any calendar day that is not a coupon ex-date, the “coupon adjustment fee amount” will equal zero.  On any calendar day that is a coupon ex-date, the coupon adjustment fee amount will equal (i) the coupon adjustment dividend amount on such coupon ex-date, if the coupon amount in respect of such coupon-ex date is zero or (ii) the accrued investor fee on the coupon valuation date immediately preceding such coupon ex-date, if the coupon amount in respect of such coupon-ex date is greater than zero.

The “redemption charge” is a one-time charge imposed upon holder redemption and is equal to 0.125% times the closing indicative value on the applicable valuation date.  The redemption charge is intended to allow us to recoup the brokerage and other transaction costs that we will incur in connection with redeeming the ETNs. The proceeds we receive from the redemption charge may be more or less than such costs.

An “index business day” means any day on which the Index Sponsor publishes a level for the Index.

Valuation Date and Dates Relating to Coupon Payments

A valuation date is each business day from January 3, 2013 to December 2, 2042 inclusive (or, if such date is not a trading day, the next succeeding trading day), unless the calculation agent determines that a market disruption event occurs or is continuing on that day in respect of the Index. In that event, the valuation date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will any valuation date be postponed by more than five business days.  We refer to January 3, 2013 as the “initial valuation date” and December 2, 2042 as the “final valuation date”.

A “trading day” is a day on which (1) it is a business day in New York City and (2) trading is generally conducted on the NYSE Arca stock exchange (“NYSE Arca”), in each case as determined by the calculation agent in its sole discretion.

A “coupon valuation date” means the 15th of February, May, August and November of each calendar year during the term of the ETNs or if such date is not an index business day, then the first index business day following such date (subject to the occurrence of a market disruption event).  The first coupon valuation date will be February 15, 2013.

A “coupon ex-date” means the seventh index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon ex-date will be February 27, 2013.

A “coupon record date” means the ninth index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon record date will be March 1, 2013.

A “coupon payment date” means the 15th index business day following each coupon valuation date (subject to the occurrence of a market disruption event).  The first coupon payment date will be March 11, 2013.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day.  If the last day of the final measurement period does not qualify as a business day, then the maturity date will be the fifth business day following the last day of the final measurement period.  The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

A “business day” means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London, as applicable, generally are authorized or obligated by law, regulation, or executive order to close.

Payment Upon Holder Redemption and Issuer Redemption

Up to the valuation date immediately preceding the final valuation date and subject to certain restrictions, you may elect to redeem your ETNs on any redemption date during the term of the ETNs, provided that you present at least 50,000 of the ETNs for redemption or your broker or other financial intermediary (such as a bank or other financial institution not required to register as a broker-dealer to engage in securities transactions) bundles your ETNs for redemption with those of other investors to reach this minimum.  If you choose to redeem your ETNs, you will receive a cash payment for each ETN on the applicable redemption date equal to the closing indicative value on the applicable valuation date minus the redemption charge.

Prior to maturity, we may redeem the ETNs (in whole but not in part) at our sole discretion on any trading day on or after the inception date until and including maturity. If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date (which will reflect the applicable closing VWAP level calculated by reference to the arithmetic mean of the VWAP levels as of the close of trading on each of the five index business days from and including such valuation date).

A “redemption date”

•     in the case of holder redemption, the third business day following any valuation date (other than the final valuation date). The final redemption date of the ETNs will be the third business day following the valuation date that is immediately prior to the final valuation date; and

•     in the case of issuer redemption, the fifth business day after the last day of the issuer redemption measurement period, which will in no event be prior to the 20th calendar day following the date on which we deliver such notice.

In the event that payment upon redemption is deferred beyond the original redemption date, penalty interest will not accrue or be payable with respect to that deferred payment.

Early Redemption Procedures

Holder Redemption Procedures

You may, subject to the minimum redemption amount described above, elect to redeem your ETNs on any redemption date. To redeem your ETNs, you must instruct your broker or other person through whom you hold your ETNs to take the following steps:

•      deliver a notice of redemption, which is attached as Annex A, to us via email by no later than 4:00 p.m., New York City time, on the business day prior to the applicable valuation date.  If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption, which is attached as Annex B;

•      deliver the signed confirmation of redemption to us via facsimile in the specified form by 5:00 p.m., New York City time, on the same day.  We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•      instruct your DTC custodian to book a delivery vs. payment trade with respect to your ETNs on the valuation date at a price equal to the applicable daily closing indicative value, facing Barclays DTC 5101; and

•      cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable redemption date (the third business day following the valuation date).

Different brokerage firms may have different deadlines for accepting instructions from their customers.  Accordingly, you should consult the brokerage firm through which you own your interest in the ETNs in respect of such deadlines.  If we do not receive your notice of redemption by 4:00 p.m., New York City time, or your confirmation of redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date.  Any redemption instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

Issuer Redemption Procedures

We have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after inception date until and including maturity.  If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of such ETNs not less than 20 calendar days prior to the redemption date specified by us in such notice.  In this scenario, the final valuation date will be deemed to be the date specified by us in the notice (subject to postponement in the event of a market disruption event as described above in this pricing supplement), and the ETNs will be redeemed on the fifth business day after the last day of the issuer redemption measurement period, but in no event prior to the 20th calendar day following the date on which we deliver such notice.

Default Amount on Acceleration

If an event of default occurs and the maturity of the ETNs is accelerated, we will pay the default amount in respect of the principal of the ETNs at maturity.  We describe the default amount below under “—Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the ETNs are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each ETN outstanding as the principal amount of that ETN.  Although the terms of the ETNs may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the ETNs.  This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture.  We discuss these matters in the attached prospectus under “Description of Debt Securities—Modification and Waiver” and “—Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the ETNs on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the ETNs as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the ETNs.  That cost will equal:

•      the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•      the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the ETNs in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the ETNs, which we describe below, the holders of the ETNs and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking.  If either party obtains a quotation, it must notify the other party in writing of the quotation.  The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period.  With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•      no quotation of the kind referred to above is obtained, or

•      every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above.  If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the ETNs.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•      A-1 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•      P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Further Issuances

We may, without your consent, create and issue additional securities having the same terms and conditions as the ETNs. If there is substantial demand for the ETNs, we may issue additional ETNs frequently.  We may consolidate the additional securities to form a single class with the outstanding ETNs.

Manner of Payment and Delivery

Any payment on or delivery of the ETNs at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the ETNs are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date without notice. The calculation agent will, in its sole discretion, make all determinations regarding the value of the ETNs, including at maturity or upon early redemption, market disruption events, business days, trading days, the closing indicative value, the ETN current value, the VWAP factor, the accrued dividend, the dollar dividend value, the index dividend, the coupon adjustment dividend amount, the accrued investor fee, the daily fee value, the coupon adjustment fee amount, the coupon amount, the default amount, any valuation date, any coupon valuation date, any coupon ex-date, any coupon record date, any coupon payment date, the redemption charge, the maturity date, redemption dates, the amount payable in respect of your ETNs at maturity or upon early redemption, the amount payable in respect of any coupon payments and any other calculations or determinations to be made by the calculation agent as specified herein in a commercially reasonable manner by reference to such factors as the calculation agent deems appropriate. Absent manifest error, all determinations of the calculation agent will be final, conclusive, and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

The calculation agent reserves the right to make adjustments to correct errors contained in previously published information and to publish the corrected information, but is under no obligation to do so and shall have no liability in respect of any errors or omissions contained in any subsequent publication.

CLEARANCE AND SETTLEMENT

The DTC participants that hold the ETNs through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the ETNs and secondary market trading between DTC participants.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the ETNs for the purposes we describe in the attached prospectus supplement under “Use of Proceeds and Hedging”.  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the ETNs as described below.

In anticipation of the sale of the ETNs, we or our affiliates expect to enter into hedging transactions involving purchases or sales of the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents.  In addition, from time to time after we issue the ETNs, we or our affiliates may enter into additional hedging transactions or unwind those hedging transactions we have entered into. In this regard, we or our affiliates may:

•      acquire or dispose of long or short positions in listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents;

•     acquire or dispose of long or short positions in the Index Constituents; or

•     any combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the ETNs from time to time and may, in our or their sole discretion, hold or resell those securities.

Our affiliate, Barclays Capital Inc., may make a market in the ETNs.  In connection with any such market making activities, Barclays Capital Inc. may acquire long or short positions in the ETNs, including through options or other derivative financial instruments linked to such ETNs, and may hedge such long or short positions by selling or purchasing the ETNs or entering into options or other derivative financial instruments linked to such ETNs.

We or our affiliates may close out our or their hedge positions on or before the final valuation date.  That step may involve sales or purchases of the Index Constituents or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to the Index or the Index Constituents.

The hedging activity discussed above may have a negative effect on the market value of the ETNs from time to time and on the amount payable at maturity or upon redemption.  See “Risk Factors” in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement and is the opinion of Sullivan & Cromwell LLP, our counsel.  Except for the discussion under the heading “Non-U.S. Holders,” it applies to you only if you are a U.S. holder (as defined below) and you hold your ETNs as capital assets for tax purposes.  This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•      a dealer in securities or currencies;

•      a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•      a bank;

•      a life insurance company;

•      a regulated investment company;

•      a partnership or other pass-through entity;

•      a person that owns an ETN as a hedge or that is hedged against interest rate risks;

•      a person that owns an ETN as part of a straddle or conversion transaction for tax purposes; or

•      a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Except as otherwise described below under “Unrelated Business Taxable Income,” the discussion below also does not apply to tax-exempt investors.

This section is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.  Except as specifically noted, this section addresses only U.S. federal income tax consequences, and does not address state, local or foreign taxation.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the ETNs in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Except for the discussion under the heading “Non-U.S. Holders” below, this section describes the tax consequences to a U.S. holder.  You are a U.S. holder if you are a beneficial owner of an ETN and you are for U.S. federal income tax purposes:

•      a citizen or resident of the United States;

•      a domestic corporation;

•      an estate whose income is subject to U.S. federal income tax regardless of its source; or

•      a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

In the opinion of our counsel, Sullivan & Cromwell LLP, the ETNs should be treated as a pre-paid forward contract with respect to the Index.  Pursuant to the terms of the ETNs, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat the ETNs for all U.S. federal income tax purposes in accordance with such characterization.  In addition, by purchasing the ETNs, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat the coupon amount (including amounts received upon the sale, early redemption or maturity of the ETNs in respect of accrued but unpaid coupon amounts) as an amount that should be included in ordinary income for U.S. federal income tax purposes at the time such amounts accrue or are received, in accordance with your regular method of tax accounting for tax purposes.  You will be required to treat the coupon amounts in such a manner despite the fact that (i) the coupon amounts may exceed the amount of ordinary income that you would be required to recognize had you held the Index Constituents directly because a portion of the coupon amounts may be attributable to (a) distributions on the Index Constituents that exceed the income allocations on such constituents or (b) distributions on the Index Constituents that are attributable to allocations of long-term capital gain (which is currently subject to tax at preferential rates), and (ii) there may be other possible treatments of the coupon amounts that would be more advantageous to holders of ETNs.

If the ETNs are so treated (and subject to the discussion below regarding the application of Section 1260 of the Code), you should generally recognize capital gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference between the amount you receive at such time (other than any amount attributable to the coupon amount, which will be treated as ordinary income) and your tax basis in the ETNs.  In general, your tax basis in your ETNs will be equal to the price you paid for your ETNs.  Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates in cases where the holder has a holding period of greater than one year.  If you receive cash in connection with a reverse split (as described above under “Valuation of the the Index and ETNs—Split or Reverse Split), you should generally recognize capital gain or loss (subject to the discussion below regarding the application of Section 1260 of the Code), in an amount equal to the difference between the cash you receive and your basis in the ETNs for which you receive such cash.

No statutory, judicial or administrative authority directly discusses how your ETNs should be treated for U.S. federal income tax purposes.  As a result, the U.S. federal income tax consequences of your investment in the ETNs are uncertain and alternative characterizations are possible.  Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your ETNs in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Application of Section 1260 of the Code

The Internal Revenue Service may assert that your ETNs should be treated as a “constructive ownership transaction” which would be subject to Section 1260 of the Code.  Under Section 1260, special tax rules apply to an investor that enters into a “constructive ownership transaction” with respect to an equity interest in a “pass-thru entity.”  For this purpose, a constructive ownership transaction includes entering into a “forward contract” (a term that is broadly defined) with respect to a “pass-thru entity,” and a partnership is considered to be a “pass-thru entity.”  Although the matter is not free from doubt, it is likely that Section 1260 should also apply to an index of pass-thru entities, in which case Section 1260 would apply to the ETNs.  If the ETNs are subject to Section 1260, then any long-term capital gain that you realize upon the sale, early redemption or maturity of your ETNs would generally be recharacterized as ordinary income (and you would be subject to an interest charge on the deferred tax liability with respect to such capital gain) to the extent that such long-term capital gain exceeds the “net underlying long-term capital gain”—i.e., the amount of long-term capital gain that you would have realized had you purchased an actual interest in the Index Constituents (in an amount equal to the notional amount of the Index that is represented by your ETNs) on the date that you purchased your ETNs and sold your interest in the Index Constituents on the date of the sale, early redemption or maturity of the ETNs (such excess, the “excess gain amount”).  If the ETNs are subject to these rules, the excess gain amount will be presumed to be equal to all of the long-term capital gain that you recognize in respect of the ETNs unless you provide clear and convincing evidence to the contrary.

It is not clear how the net underlying long-term capital gain should be determined in the case of an instrument, like the ETNs, that is linked to an index that is rebalanced periodically.  One possibility is that the long-term capital gain realized on a sale, early redemption or maturity of an ETN would be subject to potential recharacterization as ordinary income, and subject to an interest charge, to the extent it exceeded the amount of long-term capital gain you can establish would have been realized if you had invested directly in the Index Constituents on the date you purchased your ETNs and rebalanced your portfolio as and when the Index rebalanced.  In addition, in the case of an index of partnerships, it is unclear whether the excess gain amount should be based on the aggregate of the underlying partnerships or on each underlying partnership individually.  If the determination must be based on each underlying partnership individually, it is more likely that the recharacterization and interest charge provisions of Section 1260 would apply to your ETNs.  Furthermore, it is not clear how and whether the “excess gain amount” should be adjusted to take fees, such as the investor fee, into account.

Whether a holder of the ETNs will realize capital gain in excess of any net underlying long-term capital gain for purposes of Section 1260 will depend on a number of factors that we cannot predict.  In particular, if each Index Constituent makes quarterly distributions approximately equal to or greater than such Index Constituent’s ordinary income (and any future Index Constituents have the same or similar distribution policies) and the Index Constituents hold insignificant amounts of “Section 751 assets,” then, subject to the discussion in the following paragraph, it is likely that the application of Section 1260 to your ETNs would not have any material tax consequences if you can prove such facts with clear and convincing evidence.  However, it is possible that such Index Constituents may not make a sufficient amount of such distributions or that the Index Constituents may have a material amount of “Section 751 assets”.  In such a case, Section 1260 could recharacterize amounts of long-term capital gain that you would otherwise recognize in respect of your ETNs.

In addition, the Index is scheduled to rebalance annually in July of each year, and may be adjusted at other times upon the occurrence of certain events, meaning that the composition of the Index may be adjusted at a time when the ETNs have been held for one year or less.  A holder that had instead purchased direct interests in the Index Constituents would likely have recognized short-term capital gain upon an analogous rebalancing of its portfolio.  By contrast, absent the application of Section 1260 of the Code to the ETNs, a holder of ETNs should generally not recognize any short-term capital gain upon the sale, early redemption or maturity of the ETNs as long as such holder holds the ETNs for more than one year.  The excess gain amount that would be recognized upon the sale, early redemption or maturity of the ETNs may therefore exceed zero, meaning that the Section 1260 of the Code rules described above would apply to such amount.

Because you will only be able to avoid the application of Section 1260 of the Code to your ETNs if you can demonstrate through clear and convincing evidence that the excess gain amount in respect of your ETNs is zero, it may be administratively difficult for you to demonstrate whether and to what extent the preceding paragraphs should apply to your ETNs.  It is therefore possible that you will be required to treat the entire gain that you recognize upon the sale, early redemption or maturity of the ETNs as ordinary income that is subject to an interest charge even if the Index Constituents make sufficient quarterly distributions and do not have a material amount of “Section 751 assets,” and the Excess Gain Amount attributable to the rebalancing of the Index is immaterial.

Because the application of the Section 1260 constructive ownership rules to the ETNs is unclear, you are strongly urged to consult your tax advisor regarding the potential application of these rules to your investment in the ETNs.

Alternative Treatments

There is no judicial or administrative authority discussing how your ETNs should be treated for U.S. federal income tax purposes.  Therefore, the Internal Revenue Service might assert that your ETNs should be treated in a manner that differs from that described above.  For example, the Internal Revenue Service might assert that your ETNs should be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments.  If your ETNs are so treated, you would be required to accrue interest income over the term of your ETNs based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your ETNs.  You would recognize gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your ETNs.  In general, your adjusted basis in your ETNs would be equal to the amount you paid for your ETNs, increased by the amount of interest you previously accrued with respect to your ETNs.  Any gain you recognize upon the sale, early redemption or maturity of your ETNs would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your ETNs, and thereafter, would be capital loss.

Moreover, it is possible that the Internal Revenue Service could seek to tax your ETNs by reference to your deemed ownership of the Index Constituents.  In such case, you could be required to recognize amounts of income, gain or loss as if you had actually owned interests in the Index Constituents.  Under this alternative treatment, you could also be required to currently recognize gain or loss, at least some of which could be short-term capital gain (and possibly loss), each time the Index rebalances.  Further, if the ETNs are characterized in accordance with this alternative treatment under state or local (or, to the extent the Index Constituents have operations outside the United States, foreign) law, you could be required to file state, local and foreign tax returns on account of your deemed ownership interest in the Index Constituents and pay tax accordingly.

Even if you are not treated as owning the Index Constituents, it is possible that you would be required to currently recognize gain or loss, at least some of which could be short-term capital gain or loss, each time the Index rebalances.  It is also possible that the ETNs could be treated as notional principal contracts.  If the ETNs were treated as notional principal contracts, you could be required to accrue income over the term of your ETNs, and any gain you recognize upon the maturity of your ETNs would generally be treated as ordinary income.  In addition, it is possible that you could be required to recognize gain or loss at any time when the Index is modified, adjusted, discontinued or replaced with a successor index.  Furthermore, it is possible that the Internal Revenue Service could assert that any gain or loss that you recognize upon redemption or maturity of your ETNs should be treated as ordinary gain or loss or that you should be required to accrue interest over the term of your ETNs.

In addition, the Internal Revenue Service could potentially assert that you should be required to treat amounts attributable to the investor fee and the redemption charge as amounts of expense.  The deduction of any such deemed expenses would generally be subject to the 2% floor on miscellaneous itemized deductions.  Such amounts would correspondingly increase the amount of gain or decrease the amount of loss that you recognize with respect to your ETNs.  In addition, if such amounts are treated as items of expense that reduce the amount received at maturity or redemption, it is more likely that you would have an “excess gain amount” for Section 1260 purposes because the amount of capital gain that you would (absent Section 1260) be treated as recognizing in respect of your ETNs would be increased by each item of expense.

Further, it is possible that the Internal Revenue Service could assert that your holding period in respect of your ETNs should end on the date on which the amount you are entitled to receive upon the redemption or maturity of your ETNs is determined, even though you will not receive any amounts from the issuer in respect of your ETNs prior to the redemption or maturity of your ETNs.  In such case, there are facts under which you could be treated as having a holding period in respect of your ETNs that is less than one year even if you receive cash upon the redemption of your ETNs at a time that is more than one year after the beginning of your holding period.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of the ETNs.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ETNs should be required to accrue ordinary income on a current basis.  The notice also states that the Internal Revenue Service and the Treasury Department are considering other relevant issues, including whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of instruments such as the ETNs should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments.

Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the ETNs (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could require you to accrue income over the term of an instrument such as the ETNs (potentially in excess of the coupon amount) even though you will not receive any payments with respect to the ETNs other than the coupon amount until early redemption or maturity.  The outcome of this process is uncertain.  Except to the extent otherwise provided by law, we intend to treat the ETNs for U.S. federal income tax purposes in accordance with the treatment described in this section unless and until such time as the Internal Revenue Service and the Treasury Department determine that some other treatment is more appropriate.

Similarly, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as the ETNs after the bill was enacted to accrue interest income on a current basis.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ETNs.

“Specified Foreign Financial Asset” Reporting

Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following (which may include the ETNs), but only if they are held for investment and not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ETNs.

Non-U.S. Holders.

The U.S. federal income tax treatment of the ETNs is uncertain, and certain potential alternative U.S. federal income tax treatments of the ETNs could affect non-U.S. holders of the ETNs.  Given the uncertainty regarding how ETNs owned by non-U.S. holders should be characterized for U.S. federal income tax purposes, we intend to treat any coupons paid to a non-U.S. holder as subject to a 30% withholding tax (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States, in which case, in order to avoid withholding, a non-U.S. holder of the ETNs will be required to provide a properly executed IRS Form W-8ECI).  Any “effectively connected income” from the ETNs, including also any gain from the sale, early redemption or maturity of the ETNs that is or is treated as effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business, will be subject to U.S. federal income tax, and will require that holder to file U.S. federal income tax returns, in each case in a similar manner to what is required of a U.S. holder. Other withholding agents may take a similar position regarding their withholding obligations with respect to coupon amounts on the ETNs. If you are a non-U.S. holder, therefore, you should consult your tax advisor about whether you may be entitled to a refund of this withholding tax.

Certain alternative characterizations of the ETNs could have further consequences to non-U.S. holders.  Under one potential alternative characterization, a non-U.S. holder of the ETNs could be treated as directly owning the components of the Index.  If the ETNs are so treated, a non-U.S. holder would be treated as engaged in a U.S. trade or business as a result of its ownership of the ETNs.  Therefore, under this alternative treatment, a non-U.S. holder could be required to file U.S. federal, state and local (and possibly certain non-U.S.) income tax returns and pay net-basis U.S. federal, state and local (and possibly foreign) income tax on any income that is earned as a result of its investment in the ETNs.  In addition, a non-U.S. holder that is a foreign corporation could potentially be subject to the U.S. branch profits tax.

In addition, even if holders of the ETNs are not treated as owning the Index Constituents, if a non-U.S. holder owns or is treated as owning more than 5% of the ETNs (or if the ETNs are not considered regularly traded on an established securities market), that non-U.S. holder could be treated as owning a “United States real property interest” within the meaning of Section 897 of the Code, in which case any gain from the sale, early redemption or maturity of its ETNs would be deemed to be “effectively connected income,” with the consequences described in the previous paragraph.  In addition, amounts that a non-U.S. holder receives upon the sale, early redemption or maturity of an ETN that is treated as a “United States real property interest” could be subject, in whole or in part, to a withholding tax.

A non-U.S. holder of the ETNs may be subject to otherwise applicable information reporting and backup withholding requirements with respect to payments on the ETNs unless it complies with certain certification and identification requirements as to its foreign status.  In addition, we and other payors may be required to report payments of coupon amounts made to non-U.S. holders on Internal Revenue Service Form 1042-S.

Prospective non-U.S. investors should consult their tax advisors regarding the tax consequences to them of investing in the ETNs, including possible alternative characterizations and treatments of the ETNs.

Unrelated Business Taxable Income

A U.S. holder that is a tax-exempt investor (including a retirement fund) for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation, will nevertheless be subject to tax to the extent income or gain from the ETNs constitutes unrelated business taxable income (“UBTI”). Although the matter is not free from doubt, income or gain from the ETNs should not constitute UBTI to a U.S. holder that is a tax-exempt investor unless such holder has incurred “debt-financing” in respect of its acquisition or ownership of the ETNs.  As noted above, it is possible that the ETNs could be treated as other than a pre-paid forward contract in respect of the Index. Under one such alternative characterization, you could be treated as directly owning the components of the Index. If your ETNs are so treated, a portion of any income or gain that you recognize with respect to your ETNs would generally constitute UBTI.

Information Reporting and Backup Withholding

Please see the discussion under “Certain U.S. Federal Income Tax Considerations— Information Reporting and Backup Withholding” in the accompanying prospectus supplement for a description of the applicability of the information reporting and backup withholding rules to payments made on your ETNs.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We sold a portion of the ETNs on the inception date at 100% of the stated principal amount through Barclays Capital Inc., our affiliate, as principal in the initial distribution. The remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., as agent.  Sales of the ETNs by us after the inception date will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.  Barclays Capital Inc. will not receive an agent’s commission in connection with sales of the ETNs.

In connection with this offering, we may sell the ETNs to dealers (including our affiliate Barclays Capital Inc.) as principal, and such dealers (including our affiliate Barclays Capital Inc.) may then resell such ETNs to the public at varying prices that the dealers will determine at the time of resale.  In addition, such dealers may make a market in the ETNs, although none of them is obligated to do so and any of them may stop doing so at any time without notice.  This prospectus (including this pricing supplement and the accompanying prospectus and prospectus supplement) may be used by such dealers in connection with market-making transactions.  In these transactions, dealers may resell an ETN covered by this prospectus that they acquire from us or from other holders after the original offering and sale of the ETNs, or they may sell an ETN covered by this prospectus in short sale transactions.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the ETNs in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act of 1933, as amended (the “Securities Act”).  Among other activities, broker-dealers and other persons may make short sales of the ETNs and may cover such short positions by borrowing ETNs from us or our affiliates or by purchasing ETNs from us or our affiliates subject to our obligation to repurchase such ETNs at a later date.  As a result of these activities, these market participants may be deemed statutory underwriters.  A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any short sales of ETNs by market participants who cover their short positions with ETNs borrowed or acquired from us or our affiliates in the manner described above.

Barclays Bank PLC and Barclays Capital Inc. have retained the services of BlackRock Investments, LLC, a member of FINRA, to promote the ETNs and provide certain services relating to the ETNs.  BlackRock Investments, LLC, may receive a portion of the investor fee in connection with these services.  Underwriting compensation will not exceed a total of 8% of proceeds.

ANNEX A

NOTICE OF REDEMPTION

To:    [ipathredemptions@barclays.com]

Subject:  iPath® S&P MLP Exchange Traded Notes (the “ETNs”), Notice of Redemption, CUSIP No. 06742A750

[BODY OF EMAIL]

Name of holder:  [ ]

Number of ETNs to be redeemed:  [ ]

Applicable Valuation Date:  [ ], 20[ ]

Contact Name:  [ ]

Telephone #:  [ ]

Acknowledgement: I acknowledge that the ETNs specified above will not be redeemed unless all of the requirements specified in the pricing supplement relating to the ETNs are satisfied.

A-1

ANNEX B

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax:      212-412-1232

Dear Sir/Madam:

The undersigned holder of Barclays Bank PLC’s $500,000,000 Global Medium-Term Notes, Series A, iPath® S&P MLP Exchange Traded Notes (the “ETNs”) due December 15, 2042, CUSIP No. 06742A750, redeemable for a cash amount under the terms of the ETNs, hereby irrevocably elects to exercise, on the redemption date of ____________, with respect to the number of ETNs indicated below, as of the date hereof, the redemption right as described in the prospectus relating to the ETNs (the “Prospectus”).  Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the ETNs (specified below) to book a delivery vs. payment trade on the valuation date with respect to the number of ETNs specified below at a price per ETN equal to the closing indicative value on the applicable valuation date, facing Barclays DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the redemption date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of ETNs surrendered for redemption:

DTC # (and any relevant sub-account):
Contact Name:
Telephone:

(You must redeem at least 50,000 ETNs and pay a redemption charge at one time in order to exercise your right to redeem your ETNs on any redemption date.)

B-1

BARCLAYS BANK PLC

$500,000,000

iPath® S&P MLP Exchange Traded Notes

GLOBAL MEDIUM-TERM NOTES, SERIES A

Pricing Supplement

July 28, 2014

(to Prospectus dated July 19, 2013 and
Prospectus Supplement dated July 19, 2013)

Patent Pending

iP-P-143-07014